[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 12, 2014

VIA EDGAR SUBMISSION AND COURIER

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	ChiquitaFyffes Limited
Registration Statement on Form S-4
Filed April 29, 2014
And Documents Incorporated by Reference
File No. 333-195564

Dear Mr. Field:

On behalf of ChiquitaFyffes Limited (“ChiquitaFyffes”), we are writing in response to the comments contained in the Staff’s comment letter dated May 23, 2014 with respect to ChiquitaFyffes Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2014 (the “Form S-4”).

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by ChiquitaFyffes responses immediately after each comment. In addition, ChiquitaFyffes has filed today Amendment No. 1 to the Form S-4 (“Amendment No. 1”). ChiquitaFyffes is also delivering with this letter four courtesy copies of Amendment No. 1 marked to show the revisions ChiquitaFyffes has made in response to the Staff’s comments, as well as certain other changes to the Form S-4. The page numbers in the responses refer to pages of Amendment No. 1.

****

General

1.	Please note that all comments on Chiquita’s Form 10-K for the fiscal year ended December 31, 2013 and Form 8-K filed on March 10, 2014 as included in this letter below must be resolved before we act on a request for acceleration regarding this registration statement on Form S-4.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 2

In response to the Staff’s comment, ChiquitaFyffes acknowledges that all of the Staff’s comments on Chiquita’s Form 10-K for the fiscal year ended December 31, 2013 and Form 8-K filed on March 10, 2014 must be resolved before the Staff acts on a request for acceleration regarding ChiquitaFyffes Registration Statement on Form S-4.

2.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure in Amendment No. 1 to include information for the quarter ended March 31, 2014.

3.	Please provide currently dated consents from the independent registered public accountants in any amendments to this registration statement on Form S-4.

In response to the Staff’s comment, ChiquitaFyffes has provided currently dated consents from the independent registered public accountants as exhibits to Amendment No. 1. In addition, ChiquitaFyffes advises the Staff that it will provide currently dated consents from the independent registered public accountants as exhibits to all future amendments to the Form S-4.

Questions and Answers About the Combination and the Special Meeting, page 1

Q: What proposals are being voted on at the Chiquita special meeting, page 3

4.	Please refer to your disclosures on pages 205 to 239 concerning the material differences between the rights of Chiquita shareholders as compared to the rights Chiquita shareholders will have as shareholders of ChiquitaFyffes. Please revise to present as separate proposals the adoption of the transaction agreement and approval of the merger and each provision of ChiquitaFyffes’ memorandum and articles of association that will differ materially from the provisions in Chiquita’s certificate of incorporation and bylaws or, alternatively, provide us with your legal analysis why unbundling in this context is not required. For guidance, refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context).

ChiquitaFyffes has considered Rule 14a-4(a)(3) and the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (the “2004 Interim Supplement”) and believes that unbundling is not required for the reasons described below.

Regarding adoption of the Transaction Agreement and approval of the merger, ChiquitaFyffes notes that, although separate in form, these are substantively equivalent. The merger is simply one component of the transaction contemplated by the Transaction Agreement (i.e., the way that Chiquita becomes part of the new holding company and participates in the transaction). In that regard, from the Chiquita shareholders’ perspective, separate proposals to adopt the Transaction Agreement and approve the merger would be redundant, as the determinative question for Chiquita’s shareholders in considering both of these proposals is whether the transaction should move forward. ChiquitaFyffes believes that this is consistent with most merger proposal precedents, in which shareholders approve the underlying agreement and the merger as a single proposal.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 3

In preparing the memorandum and articles of association of ChiquitaFyffes (the “ChiquitaFyffes Articles”), the goal was to preserve, insofar as possible, all of the rights of shareholders of Chiquita as such rights currently exist under New Jersey law and Chiquita’s certificate of incorporation and bylaws. However, as a result of differences between New Jersey law and Irish law, it was not possible to preserve all such rights. As indicated on page 228 of Amendment No. 1, the material differences between the governing documents of Chiquita and those of ChiquitaFyffes are required by Irish law or are necessary in order to preserve the current rights of shareholders and powers of the board of directors following the transaction. As the Staff will recognize from the revision to the S-4, ChiquitaFyffes has modified the proposed Articles when ChiquitaFyffes felt that this had not been the case. For the reasons described below, ChiquitaFyffes does not believe that these differences can be unbundled from the merger proposal and presented as separate matters to be voted on by Chiquita shareholders.

The Staff previously has acknowledged that the unbundling rule does not require separate proposals with respect to differences in governing documents that are required by differences in law or are necessary in order to preserve the current rights of shareholders and powers of the board of directors following the transaction. See, e.g., Response Letter to Staff Comments, Eaton Corporation Ltd., dated August 20, 2012; Response Letter to Staff Comments, Eaton Corporation Ltd., dated August 1, 2012; Response Letter to Staff Comments, Covidien Ltd., dated March 27, 2009; Response Letter to Staff Comments, Covidien Ltd., dated March 11, 2009; Response Letter to Staff Comments, Tyco Electronics Ltd., dated March 6, 2009; Response Letter to Staff Comments, Noble Corporation, dated January 28, 2009; Response Letter to Staff Comments, Noble Corporation, dated January 22, 2009. The Staff’s approach is consistent with the purpose of the unbundling rule: “to permit shareholders to communicate to the board of directors their views on each of the matters put to a vote, and not be forced to approve or disapprove a package of items and thus approve matters they might not if presented independently.” Exchange Act Release No. 30849, June 23, 1992, at 15. Unlike a situation where, for example, a company has chosen to bundle, in a single proposal, proposals for a business combination and certain additional charter amendments that are not legally necessary to implement the business combination, the changes to shareholder rights that necessarily follow from a transaction that changes the law applicable to shareholders are not separate parts of a “package” of proposals; rather, the changes are simply the consequences of the transaction, and are inseparable from it.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 4

In this merger, the material changes in the governance rights of Chiquita shareholders that will result from the merger are required by differences between New Jersey and Irish law and are not changes that the board of directors of Chiquita has separately chosen to “package” as a single proposal. They are one and the same proposal and it would not, under any circumstances, be feasible for shareholders to choose among these required changes to their rights. Proposals that are meant to be set out separately under the unbundling rule are ones where a company could conceivably implement one and not another and it is the company’s choice to combine them into a singular, “all or nothing” proposal, thereby preventing shareholders from expressing their views separately as to each proposal. See Exchange Act Release No. 30849, June 23, 1992, at 59-60 (“It furthers the purposes underlying Rule 14a-4(b)(1), to allow shareholders to vote for, against or abstain on each matter presented, and not have the soliciting party determine the shareholder’s choices.”) (emphasis added). In that circumstance, “[a]lthough the board of directors may not be legally obligated to proceed with a favorable proposal after a negative vote on the unpopular portions of the package, and is legally entitled to proceed with the package as a whole once approved despite a significant number of negative votes or abstentions on one of the proposals, it may review those options in light of a significant expression of shareholder sentiment against the package as formulated.” See Exchange Act Release No. 31326, October 16, 1992, at 72-73. With respect to the merger proposal and the resulting changes to the governance rights of shareholders, however, under no circumstances is it possible for Chiquita to implement some but not all of the required changes to shareholder rights.

The Chiquita shareholders could no more approve the merger proposal, which would result in an exchange of shares of a New Jersey corporation for shares of an Irish company, without also accepting the necessary changes in shareholder rights that follow from the applicability of Irish law, than they could approve the merger without accepting the taxable nature of the merger. All of these aspects of the merger are fully described in Amendment No. 1 in order to give shareholders a full understanding of what they are approving when they vote to approve the merger proposal. If shareholders do not want a taxable transaction, they may elect to vote against it. Likewise, shareholders cannot vote to become shareholders of ChiquitaFyffes without accepting the changes to their shareholder rights that necessarily follow from that decision.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 5

The material differences between the rights of Chiquita and ChiquitaFyffes shareholders described in the section of Amendment No. 1 entitled “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares” result from differences in the laws of New Jersey and Ireland. In a large number of the cases, the referenced differences are summaries of provisions of Irish law that are not reflected in the ChiquitaFyffes Articles, but rather are merely applicable to all shareholders of Irish companies. For example, the Chiquita certificate of incorporation may be amended by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon, subject to certain exceptions. By contrast, Irish statutory law provides that an amendment of an Irish public limited company’s articles must be approved by a special resolution (requiring 75% of the votes cast) unless a higher threshold is specified in the articles; accordingly, it is not possible to replicate the provisions governing amendments of Chiquita’s governing documents with respect to ChiquitaFyffes. (The ChiquitaFyffes Articles are silent on amendment requirements, and therefore the default 75% rule applies.) In other circumstances, the differences described in the comparison result from underlying Irish statutory rules that are also reflected in the ChiquitaFyffes Articles. For example, the Chiquita bylaws (and New Jersey law) provide that shareholders must receive not less than ten days nor more than 60 days’ notice of a shareholder meeting. By contrast, Irish statutory law provides for a minimum notice period of 21 days for an annual meeting or extraordinary general meeting to approve a special resolution and 14 days’ notice for any other extraordinary general meeting. The ChiquitaFyffes Articles, like the model form articles of association contained in the Irish Companies Acts and used by most Irish public limited companies, set forth notice provisions consistent with these Irish statutory provisions (see article 55 of the ChiquitaFyffes Articles). This express language in the ChiquitaFyffes Articles, like other provisions of governing documents which merely reflect underlying law rather than establishing rules that would not otherwise apply, make it easier for shareholders to understand the rules that apply to them. If such provisions were not included in the actual governing documents, the applicable rules would be the same, but shareholders would have to research Irish law in order to determine the applicable rules rather than simply read the more easily accessible articles. Whether or not an underlying difference in law is also reflected in the ChiquitaFyffes Articles, the unbundling analysis is the same: a separate proposal with respect to the difference is not required because the difference merely follows from the applicability of Irish law upon consummation of the merger and there is no ability to retain the provisions currently applicable to Chiquita shareholders.

Another category of differences between the Chiquita and ChiquitaFyffes governing documents are those intended to preserve the rights of Chiquita shareholders. For example, although there is no provision in the Chiquita governing documents expressly conveying to the Chiquita board the power to declare dividends in the form of shares of Chiquita without shareholder approval, the Chiquita board has this power as a matter of New Jersey statutory law. Under Irish law, by contrast, the board of an Irish company may not declare dividends in the form of shares of the company without shareholder approval unless there is a specific provision in its articles authorizing the board of directors to take such action. Therefore, in order to preserve the current powers of the Chiquita board following the merger, Chiquita has included a provision in the ChiquitaFyffes Articles to allow share dividends to be made without shareholder approval (see article 110 of the ChiquitaFyffes Articles). As acknowledged in the correspondence relating to the Eaton and Covidien transactions noted above, changes to governing documents that are necessary to avoid a change in shareholder rights or board powers need not be unbundled.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 6

There may also be some differences that were felt not to be material from a governance perspective, such as reducing the maximum size of the Board from 20 to 15. Under the Articles, consistent with the Chiquita charter, the Board by resolution fixes the size of the Board within the range set forth in the Articles. Although this change was not felt to have any practical impact on shareholders, 15 was felt to be a better number for the combined company from a governance perspective.

Finally, some of the differences between the Chiquita and ChiquitaFyffes governing documents are due to Irish legal requirements that certain provisions be included in the articles of association of an Irish public limited company. For example, ChiquitaFyffes will have €40,000 and $2,000,000 in authorized share capital, which is not provided for in the Chiquita certificate of incorporation or bylaws. This share capital provision is necessary in order to satisfy statutory requirements for the incorporation of all Irish public limited companies.

For all of the reasons set forth above, ChiquitaFyffes respectfully submits that “unbundling” of the provisions of the ChiquitaFyffes Articles that differ from the Chiquita certificate of incorporation and bylaws is not required.

Fyffes Extraordinary General Meeting, page 4

5.	Please refer to the last paragraph. Please revise the first sentence to also include the percentage of outstanding ordinary shares held by affiliates of Fyffes’ directors and executive officers. Also revise page 54 accordingly. Refer to Item 3(h) of Form S-4.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 4 and 55 of Amendment No. 1.

Treatment of Fyffes Stock Options, page 15

6.	We note the disclosure that Fyffes will cancel the number of Fyffes options “as is necessary” to prevent the risk that the combination could constitute a change of control under Chiquita’s indebtedness or benefit plans. In such circumstance, please explain whether you will cancel all Fyffes options or whether such cancellation will be made on a pro rata or other basis.

ChiquitaFyffes advises the Staff that, as of the date of the transaction agreement, the parties did not anticipate that any Fyffes options would need to be cancelled. The provision allowing for cancellation was included, to be conservative, just in case circumstances should arise such that a cancellation of outstanding options should be advisable to minimize the possibility that a change-in-control would occur under Chiquita’s indebtedness or benefit plans. In such event, it is the parties’ contemplation that only these options as may be necessary would be cancelled. Given that no options are presently required to be cancelled the parties have not given consideration as to the best means for effecting. While pro rata is logical, it is possible that other factors such as a preference to small holders may be taken into account.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 7

Risk Factors, page 27

7.	We note the disclosures related to Fyffes’ joint ventures. If applicable, please describe in a separate risk factor the risks attendant to ChiquitaFyffes’ reliance on joint ventures in your foreign operations.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 30 of Amendment No. 1 to include a separate risk factor describing the risks attendant to ChiquitaFyffes reliance on joint ventures.

ChiquitaFyffes will incur direct and indirect costs, page 30

8.	To the extent known, please revise to quantify the anticipated increased costs due to your new corporate structure.

ChiquitaFyffes advises the Staff that it is currently unable to quantify increases in costs that will result from the new corporate structure of ChiquitaFyffes. ChiquitaFyffes further advises the Staff that it will include an estimate of such increases in costs in a future pre-effective amendment to the Form S-4, if available at the time of filing of any such amendment.

Chiquita’s and Fyffes actual financial positions and results of operations, page 31

9.	We note the disclosure regarding the unaudited pro forma condensed combined financial information and its limitations. Please revise the risk factor to clarify that ChiquitaFyffes has been recently incorporated and has no operating history and no revenues.

In response to the Staff’s comment, ChiquitaFyffes has revised the relevant risk factor on page 31 of Amendment No. 1.

10.	Please also revise to include a separate risk factor to describe how the financial analyses and forecasts considered by Chiquita and Fyffes and their respective financial advisors may not be realized.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 31-32 of Amendment No. 1 to include a separate risk factor describing how the financial analyses and forecasts considered by Chiquita and Fyffes and their respective financial advisors may not be realized.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 8

The ChiquitaFyffes ordinary shares to be received by Chiquita and Fyffes, page 34

11.	We note the general disclosure regarding differences in shareholder rights for holders of Chiquita common shares compared to holders of ChiquitaFyffes ordinary shares and the cross-reference to the disclosures beginning on page 240. Please revise this risk factor to briefly describe the key material differences so that shareholders can assess the risks.

In response to the Staff’s comment, ChiquitaFyffes has revised this risk factor on page 35 of Amendment No. 1.

Cautionary Statement Regarding Forward-Looking Statements, page 47

12.	Please delete the reference to the Private Securities Litigation Reform Act of 1995 contained in the first paragraph. In this regard, we note that the Private Securities Litigation Reform Act does not apply to initial public offerings. Alternatively, revise the first paragraph to clarify that the safe harbor provided by the Private Securities Litigation Reform Act does not apply to this offering.

In response to the Staff’s comment, ChiquitaFyffes has revised the section of Amendment No. 1 entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 48 to delete the reference to the Private Securities Litigation Reform Act of 1995 contained in the first paragraph.

13.	We note the broad statement in the last paragraph that all subsequent written and oral forward-looking statements concerning the merger, the scheme or other matters addressed in the proxy statement/prospectus are qualified by the cautionary statement. The statement appears to go beyond the scope of the disclosure in the proxy statement/prospectus. Please revise.

In response to the Staff’s comment, ChiquitaFyffes has revised the section of Amendment No. 1 entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 48.

The Special Meeting of Chiquita’s Shareholders, page 48

Proposal to Create Distributable Reserves of ChiquitaFyffes, page 49

14.	We note your disclosure on page 3 that “[t]his proposal is advisory as the capital reduction must be approved by a vote of the current shareholders of ChiquitaFyffes.” Please reconcile whether this vote is advisory and revise the proxy statement/prospectus throughout as applicable.

In response to the Staff’s comment, ChiquitaFyffes confirms that this vote is advisory and notes that it has revised its disclosure throughout Amendment No. 1.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 9

The Combination, page 58

Background of the Combination, page 58

15.	We note your disclosure on November 25, 2013 that Mr. Lonergan sent Mr. McCann a term sheet containing a range of exchange ratios acceptable to Chiquita depending on the level of expected synergies. Please revise to disclose the range of exchange ratios set forth in the term sheet. Please also revise to explain how Chiquita’s board of directors determined that this range was acceptable.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 62 of Amendment No. 1.

16.	We note your disclosure on December 2, 2013 that representatives of Goldman Sachs and Lazard had a conversation about a potential exchange ratio. Please describe the exchange ratios discussed at this meeting. To the extent a specific exchange ratio was proposed by either party, please revise to clarify that fact.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 62 of Amendment No. 1.

17.	We note your disclosure on March 7, 2014 that Lazard “orally confirmed their advice to Fyffes board of directors that Lazard, having taken into account the commercial assessment of the Fyffes board of directors, considered the terms of the combination to be fair and reasonable.” Please advise whether this oral confirmation of advice would be considered an opinion or report materially related to the transaction. Refer to Item 4(b) of Form S-4. If so, please add a section to provide the information required by Item 1015(b) of Regulation M-A. In this regard, we note that oral opinions or reports should also be summarized.

In response to the Staff’s comment, ChiquitaFyffes advises the Staff that, while not necessarily agreeing that the oral confirmation of advice provided by Lazard to the Fyffes board of directors solely for the purpose of Rule 3 of the Irish Takeover Rules would be considered an opinion or report materially related to the transaction, ChiquitaFyffes has revised its disclosure on pages 93-95 of Amendment No. 1 to provide the information required by Item 1015(b) of Regulation M-A.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 10

Recommendation of the Chiquita Board of Directors and Chiquita’s Reasons, page 67

18.	Refer to the second-to-last bulleted paragraph on page 68. At an appropriate section, please describe the alternative transactions that Chiquita considered in recent years and for what reasons those alternatives were not pursued.

As described under the section entitled “Background of the Combination”, Chiquita had engaged in discussions with another industry participant in 2012 regarding a potential business combination transaction. The parties, however, could not reach an understanding as to terms and the discussions were terminated. Similarly, at the end of 2010 and beginning of 2011, Chiquita had discussions with a third industry participant. However, at the beginning of 2011, the other party indicated that it no longer had an interest in pursuing discussions. ChiquitaFyffes has revised its disclosure on page 59 of Amendment No. 1 to make reference to the third industry participant.

Recommendation of the Fyffes Board of Directors, page 70

19.	We note that the Fyffes board of directors received certain advice from Lazard to include financial analyses and valuation observations. However, we also note that this advice from Lazard was not included as a factor, positive or negative, which affected Fyffes board of directors’ recommendations. Please advise, with a view towards revised disclosure, how Lazard’s advice affected the recommendation of the Fyffes board of directors.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 73 of Amendment No. 1.

Chiquita and Fyffes Unaudited Prospective Financial Information, page 74

20.	We note your disclosure in the third paragraph that the Projections reflect numerous estimates and assumptions. Please revise this section to fully describe the key assumptions relied upon by Chiquita’s management in the preparation of the Projections so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of these Projections. In this regard, we note the disclosure of certain assumptions in the Chiquita Profit Forecast section on page 301. Please revise this section accordingly.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 75 of Amendment No. 1.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 11

Opinions of Chiquita’s Financial Advisors, page 76

21.	Please provide us with copies of the board books and any other materials prepared by Goldman Sachs and Wells Fargo Securities. Please also provide us with copies of the respective engagement letters.

ChiquitaFyffes advises the Staff that a copy of the discussion materials reviewed and discussed by representatives of Goldman Sachs with the Chiquita Board on November 13, 2013, January 23, 2014, February 20, 2014, March 2, 2014 and March 9, 2014, and a copy of the engagement letter and the extension thereto, dated June 15, 2012 and November 15, 2013, respectively, between Chiquita and Goldman Sachs, will be supplementally provided to the Staff by counsel to Goldman Sachs.

ChiquitaFyffes further advises the Staff that a copy of the discussion materials reviewed and discussed by representatives of Wells Fargo Securities with the Chiquita Board on March 9, 2014 and a copy of the engagement letter, dated February 27, 2014, between Chiquita and Wells Fargo Securities will be supplementally provided to the Staff by counsel to Wells Fargo Securities.

22.	Please revise the discussions of the various financial analyses used by Goldman Sachs and Wells Fargo Securities so that the recipients of the proxy statement/prospectus can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that recipient will understand how the analysis supports a conclusion that the transaction is fair from a financial point of view. We offer some additional guidance in the comments below.

In response to the Staff’s comment, and as more fully described below, the disclosure on pages 81-82 and 90-93 of Amendment No. 1 has been revised.

Goldman Sachs, page 76

23.	Please refer to the last paragraph on page 81. Please revise to quantify any fees paid to Goldman Sachs and its affiliates relating to any material relationship that existed during the past two years between the company and its affiliates and Goldman Sachs and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the disclosure on page 85 of Amendment No. 1 has been revised.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 12

Implied Ownership of ChiquitaFyffes Based on Historical Stock Price Performance, page 78

24.	Please revise to show how Goldman Sachs arrived at the various implied ownership percentages.

In response to the Staff’s comment, the disclosure on page 81 of Amendment No. 1 has been revised.

Contribution Analysis, page 78

25.	Please revise to show how Goldman Sachs arrived at the various implied exchange ratios.

In response to the Staff’s comment, the disclosure on pages 81-82 of Amendment No. 1 has been revised.

Selected Companies Analysis, page 78

26.	Please revise to disclose the data underlying the analysis and show how that information resulted in the multiples disclosed. For example, disclose the implied enterprise values and the EBITDA information for each company and for each respective period which is the basis for the multiples disclosed in the chart on page 79.

In response to the Staff’s comment, the disclosure on page 83 has been revised to include the disclosure for the 2014E and 2015E figures. ChiquitaFyffes respectfully submits that it is not practical to include this data for the 10 year-median figures given the number of data points. The 10 year-median figures are calculated using the daily enterprise value, which is calculated based upon the stock price on a given day, and the EBITDA forecast on such day, which is usually updated quarterly.

Wells Fargo Securities, page 82

Selected Companies Analysis, page 86

27.	Please revise to discuss in greater detail the criteria used to identify the selected companies. If there were companies which were excluded but met the criteria, please explain.

In response to the Staff’s comment, the disclosure on page 90 of Amendment No. 1 has been revised.

28.	Please revise to disclose the enterprise value, EBITDA information and resulting multiple for each company and for each respective period.

In response to the Staff’s comment, the disclosure on page 91 of Amendment No. 1 has been revised.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 13

Selected Transactions Analysis, page 87

29.	Please revise to discuss in greater detail the criteria used to identify the selected transactions. If there were transactions which were excluded but met the criteria, please explain.

In response to the Staff’s comment, the disclosure on page 91 of Amendment No. 1 has been revised.

30.	Please revise to disclose the enterprise value to EBITDA multiple for each target company and for each selected transaction.

In response to the Staff’s comment, the disclosure on page 91 of Amendment No. 1 has been revised.

Contribution Analysis, page 88

31.	Please revise to describe how Wells Fargo Securities arrived at the percentage contributions of Chiquita and Fyffes for each financial metric.

In response to the Staff’s comment, ChiquitaFyffes has revised the disclosure on pages 92-93 of Amendment No. 1 to set forth the percentage contributions indicated for each financial metric and to clarify that, for each financial metric, the percentage contributions of Chiquita and Fyffes to the combined equity value of the pro forma combined company resulting from the proposed combination was calculated by multiplying the combined enterprise values of Chiquita and Fyffes as of March 7, 2014, by their percentage contributions for the relevant metric, subtracting their respective net debt and dividing the resulting amount by the combined equity market values of Chiquita and Fyffes as of March 7, 2014.

Other Matters, page 89

32.	Please revise the second paragraph to quantify any fees paid to Wells Fargo Securities and its affiliates relating to any material relationship that existed during the past two years between the company and its affiliates and Wells Fargo Securities and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 93 of Amendment No. 1.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 14

Fyffes, page 94

33.	We note that a number of subsections reference information as of December 31, 2013. Please revise these subsections, as applicable, to provide information as of a more recent date. Please also revise the Fyffes section on page 98 accordingly.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages  105-106 and 110-111 of Amendment No. 1.

Certain Tax Consequences of the Combination, page 106

34.	We note your discussion of U.S. and Irish tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that tax opinions as to U.S. and Irish tax laws would be required since the respective discussions reference tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that tax opinions and consents of counsel, as applicable, will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

ChiquitaFyffes has considered Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19 (“Bulletin 19”) and believes that a tax opinion as to U.S. tax laws is not required for the reasons described below.

Item 601(b)(8) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Bulletin 19 states that “information is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” This includes “mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers).” Bulletin 19, however, clarifies that “when a registrant represents that an exchange offer or merger is a taxable transaction, no opinion of counsel or accountant is required.” (emphasis added). In these cases, “the registrant . . . does not have to expertize the disclosure by providing an opinion of counsel or accountant.”

Based on the reasons set out in its disclosure, ChiquitaFyffes expects that investors will recognize gain in the combination and, because the transaction will be taxable to such investors, no opinion of counsel is required. Generally, in a combination that qualifies as a “reorganization,” shareholders do not recognize gain or loss to the extent of the stock consideration they receive. However, with respect to cross-border mergers, the Code and regulations promulgated thereunder generally require U.S. shareholders to recognize gain (but not loss) for transactions such as the ChiquitaFyffes combination. Consequently, U.S. shareholders of Chiquita common shares will be required to recognize gain for U.S. tax purposes. As a result, ChiquitaFyffes respectfully submits that a tax opinion as to U.S. tax laws is not required under Item 601(b)(8) of Regulation S-K and Bulletin 19.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 15

In this context, ChiquitaFyffes has considered Item 601(b)(8) of Regulation S-K and Section III of Bulletin 19 and believes that, for similar reasons, a tax opinion as to Irish tax laws is not required.

As stated above in relation to U.S. tax laws, Item 601(b)(8) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” In this regard, Bulletin 19 notes that where “a foreign issuer [includes] tax disclosures discussing the application of both foreign and U.S. tax provisions to U.S. purchasers....[as] a general matter an opinion on the material foreign tax consequences would be required. However, if the discussion simply states that the transaction is taxable, a tax opinion would not be required.”

The Irish tax summary, in relevant part, observes that “Chiquita shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or stockholders that hold their shares in connection with a trade carried on by such persons through an Irish branch or agency, will, subject to the availability of any exemptions and reliefs, be within the charge to Irish tax on chargeable gains arising on the cancellation of their Chiquita shares pursuant to the combination.” On that basis, ChiquitaFyffes respectfully submits that “the registrant . . . does not have to expertize the disclosure by providing an opinion of counsel or accountant.”

ChiquitaFyffes is aware that there is a statement that Chiquita shareholders that are not Irish tax-resident will not be subject to Irish capital gains tax on the transaction. However, ChiquitaFyffes respectfully submits that the fact that a Chiquita shareholder that is not Irish tax resident would not be subject to Irish tax on the transaction is evident and this consequence is not “so unusual or complex” (as per Section III.A.2. of Bulletin 19) that investors would need to have the benefit of an expert’s opinion to understand it in order to make an informed investment decision.

To meet applicable Irish requirements, the Form S-4 includes a summary of the material tax consequences for existing Fyffes shareholders of the transaction but, ChiquitaFyffes respectfully submits, this should be outside of the application of Item 601(b)(8) of Regulation S-K and Bulletin 19, especially since Fyffes is not subject to public reporting in the U.S. or otherwise subject to U.S. proxy rules.

As a result, ChiquitaFyffes respectfully submits that a tax opinion as to Irish tax laws is not required under Item 601(b)(8) of Regulation S-K and Bulletin 19 and that this belief is supported by the fact that none of the S-4 filings for comparable transactions we have reviewed have included such an opinion with respect to Irish tax consequences.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 16

U.S. Federal Income Tax Considerations – Chiquita and ChiquitaFyffes, page 106

Scope of Discussion, page 106

35.	Please refer to the first paragraph. An investor is entitled to know of the material U.S. federal income tax consequences, rather than just “certain.” Please revise this section throughout accordingly. Refer to Section III.C.1 of Staff Legal Bulletin No. 19. In this regard, we note your disclosure in the fourth paragraph that “[t]his summary... does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the combination or as a result of the ownership and disposition of ChiquitaFyffes ordinary shares.” Please delete or, alternatively, revise to clarify that the summary addresses all material U.S. federal income tax consequences.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 121 to remove the word “certain” as requested above. However, for the reasons set forth in ChiquitaFyffes’ response to Comment 34, ChiquitaFyffes believes that Section III.C.1 of Bulletin 19 does not apply. Accordingly, ChiquitaFyffes respectfully submits that the addition of the word “material” and the deletion of the disclosure in the fourth paragraph discussed above is not required.

36.	We note your disclosure in the fourth paragraph that “[t]his summary is for general information purposes only” and “this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder” and similar disclosure in the last paragraph of this section on page 112. Investors are entitled to rely on the opinions as expressed. Please revise this section throughout to remove these inappropriate disclaimers and limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

See ChiquitaFyffes’ response to Comment 34.

37.	Please delete the last sentence of the fifth paragraph and revise the proxy statement/prospectus throughout as applicable.

See ChiquitaFyffes’ response to Comment 34.

Irish Tax Considerations, page 112

38.	We note your disclosure in the second paragraph that “[t]he summary does not constitute tax advice and is intended only as a general guide” and similar disclosure in the last paragraph of this section on page 117. Investors are entitled to rely on the opinions as expressed. Please revise this section throughout to remove these inappropriate disclaimers and limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 127 of Amendment No. 1 accordingly. However, for the reasons set forth in ChiquitaFyffes’ response to Comment 34, ChiquitaFyffes respectfully submits that revision to the last paragraph of this section on page 132 of Amendment No. 1 is not required.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 17

39.	Please revise the second sentence of the second paragraph to delete the phrase “[t]he summary is not exhaustive.”

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 127 of Amendment No. 1.

The Transaction Agreement, page 120

Treatment of Fyffes Stock Options and Other Fyffes Equity-Based Awards, page 120

40.	We note from the disclosure on page 120 that when the closing occurs, each Fyffes option will be assumed by ChiquitaFyffes and converted into an option to acquire a number of ChiquitaFyffes ordinary shares based on the exchange ratio, rounded down to the nearest share. We also note that the converted options will have the same terms and conditions as were applicable to the Fyffes options before the completion of the combination, although any performance-based vesting conditions will be deemed satisfied and the options will remain subject to any time-based vesting conditions. Please tell us and revise to disclose whether the “deemed satisfaction” of any performance-based vesting requirements at the time of the merger will result in the accelerated recognition of compensation expense with respect to Fyffes performance-based options.

ChiquitaFyffes advises the Staff of its belief that “deemed satisfaction” of any performance-based vesting requirements at the time of the combination will not result in accelerated recognition of compensation expense with respect to Fyffes performance-based options for the reasons discussed below.

Fyffes has three tranches of options, which were granted in 2007, 2009 and 2012, respectively. The performance-based and time-based vesting conditions of the options granted in 2007 and 2009 were satisfied in prior years and the related compensation expense was fully recognized on the Fyffes income statement. The options granted in 2012 (the “2012 Options”) remain subject to performance-based and time-based vesting conditions. However, Fyffes assumed that the performance-related vesting conditions of the 2012 Options is probable of being satisfied, such that Fyffes is recognizing the related compensation expense over the three-year period ending October 2015. “Deemed satisfaction” of the performance-based vesting condition of the options granted in 2012 will not accelerate the vesting of such options, as such options will remain subject to the existing time-based vesting conditions.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 18

Upon consummation of the combination and determination of a new grant date, the Fyffes stock options will be required to be fair valued in accordance with ASC 718 and any incremental compensation expense will be determined. The stock options, once converted, will be accounted for by ChiquitaFyffes as compensation expense post-combination.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 135-136 of Amendment No. 1 to state that the deemed satisfaction of the performance-based vesting conditions will not result in the accelerated recognition of compensation expense as the time-based vesting conditions with respect to Fyffes performance-based options has not yet been satisfied.

Treatment of Chiquita Stock Options and Other Chiquita Equity-Based Awards, page 121

41.	We note from the disclosure on page 121 that Chiquita stock units that are subject to performance-based vesting criteria shall be converted into time-vesting restricted ChiquitaFyffes units in connection with the merger with the number of ChiquitaFyffes ordinary shares eligible to be acquired pursuant to such units based on the number of Chiquita common shares which would have been acquired at the target level of performance under the corresponding restricted Chiquita stock units. Please tell us whether this change in terms of Chiquita’s stock units will result in the recognition of additional compensation expense pursuant to the guidance in ASC 718-20-35. If not, please explain why.

ChiquitaFyffes advises the Staff that, in accordance with the transaction agreement, upon consummation of the combination, Chiquita’s performance-based vesting criteria in respect of these units will be deemed satisfied and such units will remain subject to any outstanding time-based vesting. The number of ChiquitaFyffes ordinary shares eligible to be acquired pursuant to such units will be based on the number of Chiquita common shares which would have been acquired at the target level of performance under the corresponding restricted Chiquita stock units.

Upon consummation of the combination and determination of a new grant date, the Chiquita stock options and other Chiquita equity-based awards will be required to be fair valued in accordance with ASC 718 and any incremental compensation expense will be determined. The stock unit awards, once converted, will be accounted for by ChiquitaFyffes as compensation expense post-combination.

If the closing of the combination was beyond the performance condition date, the combination would have no impact on the calculated compensation expense.

Exchange of Fyffes Ordinary Shares, page 121

42.	Please update the disclosure in the first paragraph on page 122 and advise when investors will receive information regarding exchanging ordinary shares in uncertificated form.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 136 of Amendment No. 1.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 19

Expense Reimbursement Agreement, page 139

43.	Please refer to the third paragraph on page 140. We note your disclosure that “Lazard has confirmed in writing to the Panel that in the opinion of... Lazard in the context of the scheme, the Expense Reimbursement Agreement is in the best interests of the Fyffes shareholders.” We note that the Lazard opinion appears to be materially related to the transaction. Please revise to add a section to the proxy statement/prospectus which includes the information required by Item 1015(b) of Regulation M-A. Refer to Item 4(b) of Form S-4. Please also file a copy of the opinion as an exhibit or furnish a copy as part of the proxy statement/prospectus or advise. Refer to Item 21(c) of Form S-4.

ChiquitaFyffes respectfully submits that the Lazard opinion with respect to the Expenses Reimbursement Agreement is not materially related to the combination for the reasons discussed below and, therefore, the information listed in Item 1015(b) of Regulation M-A is not required to be included in the Form S-4 with respect to such opinion.

ChiquitaFyffes notes that the purpose of the Expenses Reimbursement Agreement is to set out the circumstances in which either of the parties may be required to reimburse certain costs of the other party if the combination does not proceed to completion. Under the Irish Takeover Rules, an Irish incorporated company, such as Fyffes, is prohibited from entering into this type of agreement without the consent of the Irish Takeover Panel. The Irish Takeover Panel’s consent to such agreements is conditioned upon the satisfaction of two requirements: (1) any payments that may be made by Irish-incorporated company under any such agreement must be capped at 1% of the value placed on such company by the transaction and (2) the company’s financial advisor to confirm to the Irish Takeover Panel that, in the opinion of such financial advisor, in the context of the scheme such agreement is in the best interest of the shareholders of the Irish-incorporated company.

The Lazard opinion with respect to the Expenses Reimbursement Agreement was given solely to satisfy the requirements of the Irish Takeover Rules. This opinion was given by Lazard in respect only of the benefits that accrue to Fyffes under the Expenses Reimbursement Agreement, which is not subject to approval of Fyffes shareholders in connection with the combination or otherwise. The opinion does not relate in any way to the merits of the combination and ChiquitaFyffes expects that those Fyffes shareholders who are familiar with the Irish Takeover Rules are aware that the opinion does not relate in any way to the merits of the combination.

Even though ChiquitaFyffes believes the Lazard opinion with respect to the Expenses Reimbursement Agreement is not materially related to the transaction and are not within the scope of materials contemplated by Item 4(b) of Form S-4, such opinion will be supplementally provided to the Staff by counsel to Lazard, together with a request that it be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 20

Irrevocable Voting Undertaking, page 141

44.	Please file a copy of the Irrevocable Voting Undertaking and Support Letter as exhibits to this filing. Refer to Item 601(b)(10)(i) of Regulation S-K.

In response to the Staff’s comment, ChiquitaFyffes has filed copies of each of the Irrevocable Voting Undertaking and the Support Letter as Exhibits 10.1 and 10.2 to Amendment No. 1.

Selected Historical Financial Data of Fyffes, page 152

45.	We note your presentation of net funds/(debt) on the bottom of the table of selected financial data. We believe that this measure is a non-GAAP financial measure and your disclosure should be revised to clearly disclose this fact. Your disclosures of this measure should also be revised to include all of the disclosures set forth in Item 10(e) of Regulation S-K, as applicable. Please revise accordingly.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 169 of Amendment No. 1 to replace net funds/(debt) with cash and cash equivalents and total debt, which are GAAP financial measures.

Management’s Discussion and Analysis of Financial Condition, page 153

46.	We note your disclosure on page 153 that total revenue including share of joint ventures was up 6.3% to €1,082 million. We also note your disclosure in the Results of Operations section of MD&A that Fyffes uses total revenue as a key performance measure and it is calculated as group revenue, which is the sales of Fyffes subsidiaries plus the Fyffes share of the revenues of its joint ventures. The disclosure of revenue including that of your joint ventures appears to represent a non-GAAP financial measure and, in light of the guidance in Item 10(e) of Regulation S-K, it appears that your presentation of total revenue is not appropriate. In this regard, we believe that this non-GAAP financial measure cannot be reconciled to the most comparable GAAP measure, as required by Item 10(e) of Regulation S-K, because the revenues of the joint ventures are not and should not be reflected in your financial statements. Generally, non-GAAP financial measures exclude one or more “non-recurring” items or can be calculated using elements derived from financial presentations. Also, Item 10(e) of Regulation S-K requires disclosure of the reasons why the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. We believe no substantive justification exists for aggregating the revenues of consolidated Fyffes subsidiaries with your joint ventures revenues which are not and cannot be consolidated. Further, there appears to be no useful purpose for such aggregated information with respect to management’s discussion and analysis of the Company’s operations. Please revise to remove this disclosure throughout MD&A and elsewhere where it is presented in the registration statement. The disclosure of this measure included in Note 2 to Fyffes plc’s financial statements should also be deleted.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 170, 179-180, 182, 185 and F-24 of Amendment No. 1 to remove references to total revenue including share of joint ventures.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 21

Results of Operations, page 162

47.	We note your disclosure that the key performance measure for Fyffes Tropical Produce segment is Adjusted EBITA and as a result, the commentary under Operating Profit below is based on Adjusted EBITA and separate comments on gross profit and operating costs including distribution and administration costs are not provided as you do not monitor performance on this basis. Please note that while we will not object to your discussion of Adjusted EBITDA in MD&A since you monitor segment performance on this basis, we do believe that a direct discussion and analysis of cost of sales should be disclosed on a consolidated level and preferably also on a segment level since cost of sales is reported in your income statement. Your disclosure should quantify and discuss the impact of each component of cost of sales that caused cost of sales to materially vary (or not vary when expected to). Also, changes in other significant income statement line items included in your income statements such as distribution and administration, should be separately discussed and analyzed. Please revise your MD&A discussion accordingly.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 180, 183 and 186 of Amendment No. 1 to include a discussion and analysis of Fyffes cost of sales, distribution costs and administrative expenses.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 22

Revenue, page 162

48.	We note that your discussion of the changes in revenue focuses on the reasons for the changes in total revenue including your share of joint ventures’ revenue. As discussed in the comment above, we believe that you should remove your disclosure of total revenue from MD&A. Accordingly, please revise this section to discuss the reasons for changes in group revenue between the periods for which income statements have been presented. The underlying reasons for the changes in group revenue should be discussed in terms of factors such as price, mix and volume changes. In addition to quantification, please ensure that each of the identified underlying cause of material increases or decreases to revenue is adequately analyzed. For example, for material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. In addition to indicating the product line that accounts for the decrease or increase in sales, please explain why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation S-K.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 182-183, 185-186 and 188-189 of Amendment No. 1 to remove the disclosure of Fyffes total revenue including its share of joint ventures’ revenue and to discuss the reasons for the changes in Fyffes group revenue between the periods for which income statements have been presented in terms of price, mix and volume changes.

Operating profit, pages 163 and 166

49.	We note that you present the non-GAAP measure “adjusted profit before tax” in the tables on pages 163 and 166 and discuss this measure on pages 164 and 167 of MD&A. Please revise your presentation of this measure to explain why management believes it is meaningful to potential investors and disclose the additional purposes, if any, for which your management uses this measure. Refer to the guidance outlined in Rule 10(e) of Regulation S-K. Alternatively, please revise to eliminate your presentation and discussion of this non-GAAP measure.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 183-185, 186, and 188 of Amendment No. 1 to eliminate its presentation and discussion of “adjusted profit before tax.”

Taxation, pages 164 and 168

50.	We note that you present the non-GAAP measure “tax charge on underlying activities” in the tables on page 164 and 168 and discuss this measure on pages 164 and 168 of MD&A. Please revise your presentation of this measure to explain why management believes it is meaningful to potential investors and disclose the additional purposes, if any, for which your management uses this measure. Refer to the guidance outlined in Rule 10(e) of Regulation S-K. Alternatively, please revise to eliminate your presentation and discussion of this non-GAAP measure.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 184-185 and 181 of Amendment No. 1 to eliminate its presentation and discussion of “tax charge on underlying activities.”

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 23

51.	Also, please revise MD&A to discuss the facts and circumstances responsible for changes in your provision for income taxes as reflected in your income statements during all periods presented in your financial statements.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 184-185 and 188 of Amendment No. 1 to discuss the facts and circumstances responsible for changes in the provision for income taxes as reflected in the income statements during all periods presented in the financial statements.

Earnings per share, pages 164

52.	We note that you present the non-GAAP measure “adjusted EPS” in the tables on pages 165 and 168 and also discuss this measure in the paragraph which precedes or follows the related table. Please revise your presentation of this measure to explain why management believes it is meaningful to potential investors and disclose the additional purposes, if any, for which your management uses this measure. Refer to the guidance outlined in Rule 10(e) of Regulation S-K. Alternatively, please revise to eliminate your presentation and discussion of this non-GAAP measure. Your presentation of this non-GAAP measure in the tables on pages 162 and 165 of MD&A should be similarly revised.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 182, 185, 188 and 191 of Amendment No. 1 to eliminate its presentation and discussion of “adjusted EPS.”

Contractual Obligations and Commercial Commitments, page 170

53.	We note your presentation of Fyffes’ contractual obligations and commercial commitments as of December 31, 2013. In light of the business combination which will result in a significant increase in contractual obligations and commercial commitments as a result of combining the two companies, we believe it would be useful to investors if you presented a pro forma table of contractual obligations which reflects the contractual obligations and commercial commitments of the new entity, ChiquitaFyffes, subsequent to the business combination. Please revise accordingly.

ChiquitaFyffes advises the Staff that Chiquita’s contractual obligation table is disclosed in the “Liquidity and Capital Resources” section of Item 7 of Chiquita’s Form 10-K for the Fiscal Year Ended December 31, 2013, which is incorporated by reference in the Form S-4 and Amendment No. 1 to Form S-4. Fyffes contractual obligation table is included on page 183 of Amendment No. 1. Since pre-combination there are no pro forma adjustments, a reader can simply combine the two. Additionally, ChiquitaFyffes has not included a pro forma table of contractual obligations because there is no requirement in the pro forma guidance to provide a pro forma contractual obligations table. ChiquitaFyffes also believes that including a pro forma table could be misleading, since upon completion of the combination and once the integration process begins, ChiquitaFyffes would undertake a detailed review with respect to implementing potential synergies in the areas of fruit utilization, shipping, port operations, packaging and procurement, which may have an impact on the contractual obligations disclosure.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 24

Quantitative and Qualitative Disclosures about Market Risk, page 171

54.	Please revise your disclosure in this section to ensure it is consistent with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 184-185 of Amendment No. 1 to include additional sensitivity analyses in accordance with Item 305 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 173

55.	We note your disclosure that the combination of Fyffes and Chiquita will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Chiquita selected as the accounting acquirer under this guidance. Please revise to disclose in detail the reasons why you believe that Chiquita is the accounting acquirer under the guidance in ASC 805-10-55-12. Your discussion of the accounting treatment for this transaction included on page 105 of the registration statement should be similarly revised.

In paragraph 2 of note 3 of the unaudited pro forma condensed combined financial information on page 199 of Amendment No. 1, ChiquitaFyffes has disclosed that “ASC 805 requires that an accounting acquirer be identified and in the combination, Chiquita was selected as the accounting acquirer. This determination was based on the ownership percentages of ChiquitaFyffes described above, as well as the other considerations provided for in ASC 805….”

In ChiquitaFyffes’ review of the accounting guidance in ASC 805, ChiquitaFyffes’ evaluation of the accounting acquirer considered the ownership of a majority voting interest in an entity, plus the other factors as described in ASC 805 (relative voting rights, minority voting interest, composition of the senior management, composition of the governing body, terms of the exchange of equity interests and relative size). In addition to the ownership percentages as disclosed in the Registration Statement, in analyzing the other factors described in ASC 805, the most determinative factors which supported Chiquita as the accounting acquirer were the terms of the exchange of equity interests, with Chiquita paying a premium over the precombination fair value of Fyffes and the relative size of Chiquita compared to Fyffes (measured in total assets, total revenues, equity market cap and total EBITDA).

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 25

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 120 and 199 of Amendment No. 1.

56.	We note that you have included the pro forma adjustments and US GAAP Adjustments in the same column in the pro forma balance sheet and pro forma income statement. Please revise to include separate columns and subtotals which disclose the adjustments resulting from changes between IFRS and US GAAP in one column and the resulting subtotal and the pro forma adjustments related to the business combination in another column and a final pro forma combined total.

The IFRS to U.S. GAAP reclassifications and adjustments were limited in nature and amount and therefore, ChiquitaFyffes combined these with the pro forma adjustments and provided a narrative description of the effects of these IFRS to U.S. GAAP adjustments in the notes to the unaudited pro forma condensed combined financial information. In addition, ChiquitaFyffes reviewed the minutes of the September 21, 2010 CAQ SEC Regulations Committee Meeting. From this, ChiquitaFyffes understood that when a U.S. domestic issuer acquires a foreign business, the Staff would not object if the adjustments to conform to U.S. GAAP and the purchase accounting adjustments are combined for purposes of presentation in the pro forma information.

As requested by the Staff, ChiquitaFyffes has reformatted the pro forma presentation to include separate columns for the IFRS to U.S. GAAP adjustments and reclassifications including a subtotal column and a separate pro forma adjustments column.

57.	We note your disclosure on page 19 that in connection with the consummation of the combination, Fyffes may pay transaction bonuses to certain of its employees of up to $1,000,000 in the aggregate, and retention bonuses to certain of its employees of up to $300,000 in the aggregate. If these amounts are factually supportable prior to the transaction, we believe that you should include a pro forma adjustment to the balance sheet to reflect the accrual of these amounts. You should also disclose in the pro forma financial information that these amounts will be expensed in connection with the merger transaction. However, since the charge is a non-recurring charge, your disclosure should also indicate that it has not been reflected in the pro forma income statement.

ChiquitaFyffes advises the Staff that the Fyffes transaction and retention bonuses were initiated in contemplation of the combination and become payable only if the combination is completed. Also, at this time, the terms and conditions of these bonuses have not been finalized, therefore, ChiquitaFyffes does not believe they are factually supportable. Therefore, ChiquitaFyffes has not reflected these amounts as pro forma adjustments to the unaudited pro forma condensed combined balance sheet. Additionally, no amounts have been included in the unaudited pro forma consolidated statements of income as they are not factually supportable at this time and would be considered non-recurring in nature and specific to the transaction.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 26

58.	In a related matter, if these bonuses will have a material impact on your results of operations, please revise MD&A to disclose the amount of the bonuses that will be paid and expensed by Fyffes in connection with the merger transaction.

ChiquitaFyffes advises the Staff that, as discussed in the comment above, the Fyffes transaction and retention bonuses were initiated in contemplation of the Combination and become payable only if the combination is completed. Also, the terms and conditions of these bonuses have not been finalized. These bonuses become post-combination expenses of ChiquitaFyffes and not pre-combination expenses of Fyffes based on guidance in ASC 805. These payments will not have a material impact on the results of ChiquitaFyffes.

However, ChiquitaFyffes has revised its disclosure on page 179 of Amendment No. 1 to disclose the amount of the bonuses that will potentially be paid and expensed by Fyffes in connection with the merger transaction.

59.	We note from the disclosure in Chiquita’s Current Report on Form 8-K dated March 12, 2014, that on March 9, 2014 you approved a grant of a retention stock awards to Chiquita’s COO. In light of the fact that it appears that this stock award was granted in connection with the Fyffe’s transaction and it appears to be factually supportable since it was approved by the Chiquita board of directors on March 9, 2014, please revise to include pro forma adjustments giving effect to this retention award in the pro forma financial information. The notes to the pro forma financial information should also be revised to explain the method and assumptions used to calculate the expense to be recognized in connection with this retention award.

On March 9, 2014, the Chiquita board of directors approved a grant of a retention stock award to Chiquita’s Senior Executive Vice President and Chief Operating Officer. The award consists of two tranches, the first of which is a time-vesting award, which includes a performance condition, with respect to Chiquita shares with a value of $500,000 at grant, which will vest on the second anniversary of the closing of the transaction subject to continued service through such date. The $500,000 in the first tranche will be expensed over the service period, which can be determined once an accounting determination is made that it is probable that the performance condition (closing of the combination) will be achieved. At March 31, 2014, the fair value of this grant is zero since the unaudited condensed combined balance sheet gives effect to the combination as if it occurred on March 31, 2014 and this grant will be expensed over the service period upon closing of the combination. Additionally, no amounts have been included in the unaudited pro forma consolidated statements of income as they are considered non-recurring in nature and specific to the transaction.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 27

The second tranche will also consist of an amount of shares with a value of $500,000 at grant, which will vest upon the attainment of performance objectives to be established at the closing of the transaction. Regarding the second tranche, the performance objectives have not been established and therefore a grant date for accounting purposes has not been established and fair value of the award cannot be measured at this time and as such is not factually supportable. As a result, ChiquitaFyffes has not included an adjustment in the pro forma condensed combined financial information. Once the performance objectives are established, the award will be fair valued using an appropriate fair value model. ChiquitaFyffes does not anticipate the calculated fair value to be material to the pro forma condensed combined financial information.

Both tranches of the award will be forfeited if the transaction is not completed.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 179

Note 1. Description of Transaction, page 179

60.	We note your disclosure that the combination values the entire issued and to be issued share capital of Fyffes at approximately $519,134 (€373,478) and each Fyffes share at €1.22 based on Chiquita’s closing share price of $10.84 on March 7, 2014. You disclose that this was the last trading day prior to the public announcement of the combination and the most practicable date used for preparation of the pro forma condensed combined financial information. Please explain to us why you believe it is appropriate to use a date of March 7, 2014 to value the stock issued in this transaction. We believe that the guidance in ASC 805 indicates that the stock should be valued using the most recent stock price at the time of the filing to determine the value of the stock issued in this transaction. Please advise or revise accordingly.

ChiquitaFyffes agrees with the Staff’s view regarding ASC 805 and that the stock should be valued using the most recent stock price at the time of filing. As disclosed in paragraph 3 of note 3 of the unaudited pro forma condensed combined financial information on page 200 of Amendment No. 1, ChiquitaFyffes has alerted the reader that, “The value of the consideration that Fyffes shareholders will receive when the combination is completed will ultimately be based on the closing date share price of Chiquita stock on the final date of the combination, which could materially change” and on page 201 of Amendment No. 1 has provided a purchase price sensitivity table disclosing a more current price and 10% sensitivity analysis.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 28

The pro forma financial information in Amendment No. 1 has been updated to reflect a more recent stock price within one week of the filing of Amendment No. 1 as this represents the most practicable date in order to allow preparation, processing and appropriate review. ChiquitaFyffes continues to reflect the disclosures as noted above regarding the closing date share price and the sensitivity table. ChiquitaFyffes undertakes to continue to update the stock price until the Form S-4 is declared effective.

Note 3. Accounting for the Combination, page 179

61.	Please revise to present your calculation of goodwill in accordance with the guidance in ASC 805-30-30-1. In this regard, ASC 805 does not use the allocation concept in the calculation of goodwill and we would expect to see the calculation of goodwill as the acquisition-date fair value of the consideration transferred less the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed and non - controlling interest in Fyffes. Please revise accordingly.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 201 of Amendment No. 1 to present the components of the calculation of goodwill in accordance with the guidance in ASC 805-30-30-1.

62.	We note from the pro forma balance sheet that Fyffes has a non-controlling interest recorded on its balance sheet as of December 31, 2013. Please explain to us how you accounted for the fair value of this non-controlling interest in your purchase accounting for the merger transaction. In this regard, please note that ASC 805-30-30-1 indicates that the fair value of the non-controlling interest should be included in the calculation of goodwill. Please advise or revise accordingly.

Fyffes has two subsidiaries that are less than 100% owned that account for the non-controlling interest. These two legal entities are established for the procurement and distribution of produce and the balance sheets are comprised of only current assets and current liabilities. Given the nature of the balances and the review of the balances, ChiquitaFyffes’ preliminary estimate is that these balances are at fair value and the non-controlling interest is also at fair value at March 31, 2014. ChiquitaFyffes has not separately discussed the non-controlling interest amount ($1.9 million) as this amount is insignificant to the total purchase price consideration.

In response to the Staff’s comment, ChiquitaFyffes has revised its presentation of the calculation of goodwill on page 201 of Amendment No. 1 in accordance with ASC 805-30-30-1 and will separately present the non-controlling interest amount.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 29

63.	We note your disclosure on page 14 that to the extent necessary to minimize the risk that the combination could constitute a change in control under the agreements governing Chiquita’s indebtedness or its benefits plans, Fyffes will cancel the number of Fyffes options as is necessary to prevent that from occurring. In light of this cancellation, the holders will be entitled to receive an amount in cash equal to the difference between (a) the value of an underlying Fyffes ordinary share at the time of the scheme and (b) the exercise price payable pursuant to such Fyffes option, less (c) applicable taxes. Please tell us how you have considered this potential cash payment in your pro forma adjustments to the balance sheet. If you cannot determine the amount of cash required to be disbursed at this time, please include a statement to this effect in the notes to the pro forma financial information.

At this time, ChiquitaFyffes is unable to determine whether it will be necessary to cancel any of the fully vested Fyffes stock options in order to minimize the risk that the combination could constitute a change in control under the agreements governing Chiquita’s indebtedness or its benefits plans and what the cash payments would be.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 200 of Amendment No. 1.

Note 4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 181

64.	We note that you do not have a pro forma adjustment for trade receivables. In light of your disclosure in Note 1 to the Fyffes financial statements that trade and other receivables are initially measured at fair value and are thereafter measured at amortized cost using the effective interest method less any provision for impairment, please tell us why you do not believe an adjustment is necessary to reflect the Fyffes trade receivables at fair value. Also, in regards to Fyffes trade receivables please revise to disclose the gross contractual amounts receivable and the best estimate of the contractual cash flows not expected to be collected at the time of the combination. See guidance in ASC 805- 20-50-1(b).

Fyffes trade receivable balance at March 31, 2014, includes €0.6 million (US$0.8 million) provision for doubtful accounts. ChiquitaFyffes has preliminarily estimated the fair value of trade receivables for the balance at March 31, 2014 to be equal to the pre-existing Fyffes trade receivable balance net of the above provision for doubtful accounts and therefore no pro forma adjustment was required. These estimates of fair value and collectability are subject to change upon completion of the combination and finalization of the purchase price allocation.

(A) Reclassifications and Eliminations, page 181

65.	We note your disclosure in note (iii) that Fyffes total trade and other payable balance was reclassified between trade payables and accrued liabilities to conform to Chiquita’s classification and presentation. Please revise to disclose the nature of these accrued liabilities.

ChiquitaFyffes advises the Staff that Chiquita’s balance sheet separately discloses accounts payable, which are trade related payables, and accrued liabilities, which represent salaries and benefits, accrued interest, taxes, duties, insurance, professional fees and rebates and incentives. Fyffes includes “trade and other payables” in one balance sheet line item. Therefore, we have conformed Fyffes classification to Chiquita’s and reclassified items of the nature as described above to the separate accrued liabilities balance sheet classification.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 30

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 202-204 of Amendment No. 1 to disclose the nature of these accrued liabilities.

(B) Inventories and Biological Assets, page 182

66.	We note your disclosure that in accordance with IFRS, biological assets are carried at fair value. Please revise to disclose the nature of these biological assets and explain how they will be accounted for under US GAAP. Also, please discuss the nature of any adjustments that arise due to the fact that Fyffes’ uses the FIFO method of accounting for their inventory, and Chiquita uses the LIFO method for determining the cost of bananas and FIFO for determining cost of its other inventory categories.

In note 4(A)(1) of the unaudited pro forma condensed combined financial information on page 201 of Amendment No. 1, ChiquitaFyffes describes that “Biological assets represent agricultural produce due for harvest on farms.” Certain of Fyffes subsidiaries are involved in the production of fresh produce (melons and pineapples) and the biological assets include the agricultural produce due for harvest on the various plantations. Under IFRS, these are appropriately classified as biological assets. Once the produce is harvested, it is classified as inventory.

For U.S. GAAP, the biological assets balance sheet classification does not exist and growing crops would be the equivalent and such is classified as inventory under U.S. GAAP. Under IFRS, biological assets are measured at fair value less costs to sell unless it is not possible to measure fair value reliably, in which case they are measured at cost.

Fyffes biological assets and inventory were fair valued at estimates of selling price, less cost to sell. In determining this fair value, FIFO or LIFO method of accounting is not relevant.

As of March 31, 2014, Chiquita and Fyffes are operating as separate companies and have not evaluated whether it will apply the FIFO or LIFO method of accounting for Fyffes banana inventory and growing crops post-combination.

In response to the Staff’s comment, ChiquitaFyffes has added disclosure on page 201 of Amendment No. 1.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 31

67.	We note your disclosure that deferred tax liabilities of $163,000 were recognized in accrued liabilities in connection with the inventory fair value adjustment, based on the applicable statutory tax rate. Please revise to disclose the tax rate used in this calculation.

Similarly, please revise to make this disclosure for each of your pro forma adjustments where you have disclosed a related deferred tax liability or asset.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure in Amendment No. 1 to include the applicable statutory tax rate, which is the Irish rate of 12.5% for the majority of the tax adjustments, except for the tax rate change related to the IFRS to U.S. GAAP adjustment in note 6(A)(2)(d) of the unaudited pro forma condensed combined financial information on pages 206-207 of Amendment No. 1.

(C) Property, Plant and Equipment, Net, page 182

68.	We note your disclosure that the estimated fair value of property, plant and equipment of Fyffes is $109.1 million which reflects a fair value adjustment of $1.65 million. Please tell us and revise to disclose the methods and assumptions used to calculate or determine fair value of these assets. Also, as part of your response, please disclose how you accounted for the fact that under IFRS land and buildings are accounted for at fair value and under US GAAP they are accounted for at historical cost (less depreciation in regards to buildings). Please disclose the amount of any adjustment that resulted from this difference in accounting.

Under IFRS and Fyffes accounting policy, land and buildings are recognized at fair value, less depreciation and plant and equipment are stated at cost less depreciation. Fyffes has not taken any fair value adjustments to its land and buildings all of which have been acquired in the relatively recent past, therefore, no IFRS to U.S. GAAP adjustments were required. The depreciated replacement cost methodology was utilized to fair value the property, plant and equipment. ChiquitaFyffes has revised its disclosure on pages 202-203 of Amendment No. 1 accordingly.

(D) Intangible Assets, page 182

69.	We note your disclosure that the estimated fair value of the Fyffes trademarks were prepared using an income valuation approach and the relief-from-royalty method and the estimated fair value of the customer relationships was prepared using an income valuation approach and a multi-period excess earnings method. Please explain to us and revise to disclose the nature of the significant assumptions used in these valuation methods. Also, in light of the fact that it appears from Fyffes notes to the financial statements that the useful life of customer relationships ranged from one to six years, please tell us why you believe the useful life of the acquired customer relationships should be assigned a useful life of six to ten years in connection with the business combination.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 32

The estimated fair value of the Fyffes trademarks were prepared using an income valuation approach and the relief-from-royalty method, which utilizes assumptions primarily related to revenue growth rate, discount rate and royalty rate. The estimated fair value of the customer relationships was prepared using an income valuation approach and a multi-period excess earnings method, which utilizes assumptions primarily related to earnings growth rate and discount rate. The preliminary fair value estimates and assumptions may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Additionally, certain of the information surrounding these items is still considered confidential by Fyffes due to regulatory restrictions and the related approval process. Therefore details underlying the assumptions cannot be disclosed at this time and will be disclosed in updated filings upon regulatory approval.

ChiquitaFyffes has revised its disclosure on page 203 of Amendment No. 1 to disclose key assumptions.

Regarding the useful life of the customer relationships, the one to six years related to Fyffes melon acquisition. As the combination and fair value of the customer relationships relate to all business lines of Fyffes, ChiquitaFyffes believes a six to ten year life is reasonable. Again, this is preliminary and subject to finalization upon completion of the combination and purchase price valuations.

(E) Goodwill, page 182

70.	We note that you have recorded goodwill of $261.1 million in connection with the business combination. Please revise to disclose a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Also, please disclose the amount of goodwill that is expected to be tax deductible. See ASC 805-30-50-1(a) and (d).

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 203 of Amendment No. 1 to disclose a qualitative description of the factors that it believes make up the goodwill recognized.

(F) Combination Related Transaction Costs, page 182

71.	We note that adjustment (F) reflects the recording of the estimated combination-related transaction costs of $30,500. Please revise footnote (F) to explain the nature and amounts of the various costs comprising this $30,500 of estimated transaction costs.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 203 of Amendment No. 1 to explain the nature and amounts of the various costs comprising this $30,500 of estimated transaction costs.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 33

Note (5). Unaudited Pro Forma Condensed Combined Statement of Income Adjustments, page 183

(A) Reclassifications and Eliminations, page 183

72.	We note that you disclose a table in footnote (A) which reflects reclassifications that have been made to Fyffes historical financial statements classifications to conform to Chiquita’s US GAAP classification and presentation. Please revise footnote 5(A) to describe the reasons for each of the reclassification adjustments.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 205 of Amendment No. 1 to include a description of the reason for each IFRS to U.S. GAAP and pro forma income statement reclassifications provided in the unaudited pro forma condensed combined income statements.

(B) Cost of Sales, page 183

73.	We note your disclosure that you have included an expense adjustment of $(3.1 million) to recognize changes in fair value of hedging instruments because certain foreign currency hedges which hedge multiple exposures and qualified for hedge accounting under IFRS would not qualify for hedge accounting under US GAAP. Please explain why a similar adjustment has not been reflected in the pro forma balance sheet for this difference in accounting between US GAAP and IFRS.

ChiquitaFyffes advises the Staff that Fyffes classifies these derivatives as cash flow hedges and accounts for these derivative transactions as cash flow hedges under IAS 39. The changes in fair values at March 31, 2014 were recorded to the derivative asset/liability account and to the hedging reserve, which is a component of equity in other comprehensive income. ChiquitaFyffes’ preliminary analysis is that because these derivatives hedge multiple exposures, they would not qualify for hedge accounting under U.S. GAAP. Therefore, the IFRS to U.S. GAAP adjustment was to reverse the change in fair value recorded by Fyffes through equity and record this through the unaudited pro forma condensed combined statements of income for the three months ended March 31, 2014 and the year ended December 31, 2013. A further adjustment was not required to be recorded to the balance sheet as the derivative asset/liability is already reflected at fair value on Fyffes balance sheet at March 31, 2014.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 34

(F) Income Taxes, page 184

74.	We note your disclosure that the applicable statutory tax rate based on the jurisdiction of the individual pro forma adjustments was utilized to calculate all tax adjustments. Please revise to disclose the tax rates used in this calculation.

In response to the Staff’s comment, for all disclosures that include a tax adjustment, ChiquitaFyffes has revised each disclosure to include the applicable statutory tax rate used in the calculation.

Comparative Per Share Data, page 188

75.	Please revise to disclose how book value per share is calculated or determined for each of Chiquita and Fyffes as well as on a pro forma basis for ChiquitaFyffes.

In response to the Staff’s comment, ChiquitaFyffes has added footnotes on page 212 of Amendment No. 1 to disclose how the book value per share is calculated.

76.	Please tell us and revise to disclose how you calculated or determined basic and diluted net income per ordinary share, the cash dividends declared per ordinary share and the book value per ordinary share for the Fyffes Unaudited Pro Forma Equivalent Data per Ordinary Share.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 211-212 of Amendment No. 1 to define the calculation of Fyffes Unaudited Pro Forma Equivalent Data per Ordinary Share.

77.	Please revise to disclose that Fyffes historical cash dividends declared per ordinary share for 2013 includes a final dividend in respect of the 2013 financial year of 1.49 cent per ordinary share that is subject to approval by the company’s shareholders at the Annual General Meeting as disclosed on page F-26 of the financial statements.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page 212.

Description of ChiquitaFyffes Ordinary Shares, page 191

78.	We note your disclosure in the first paragraph that “[t]his summary does not purport to be complete and is qualified in its entirety by reference to the Companies Act.” Such a qualification is inappropriate unless you file the applicable provisions of the Companies Act as exhibits to the registration statement. Please revise this paragraph accordingly. Please also revise the last paragraph of the Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares section on page 205 accordingly.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on pages 214 and 228 of Amendment No. 1.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 35

Chiquita Profit Forecast, page 301

Reports on Chiquita Profit Forecast, page 302

79.	We note your disclosure in the first paragraph that “[t]he reports on the Chiquita Profit Forecast... are being prepared by (i) PricewaterhouseCoopers Ireland and (ii) Goldman Sachs.” We note that these reports appear to be materially related to the transaction. Please revise to add sections to the proxy statement/prospectus which include the information required by Item 1015(b) of Regulation M-A with respect to each report. Refer to Item 4(b) of Form S-4. Similarly, provide the disclosure regarding reports prepared by KPMG and Lazard on the Fyffes Profit Forecast. Please also file copies of the reports as exhibits or furnish copies as part of the proxy statement/prospectus or advise. Refer to Item 21(c) of Form S-4.

ChiquitaFyffes respectfully submits that the reports on the Chiquita Profit Forecast being prepared by PricewaterhouseCoopers Ireland and Goldman Sachs, and the reports on the Fyffes Profit Forecast being prepared by KPMG and Lazard, are not materially related to the combination for the reasons discussed below and, therefore, the information listed in Item 1015(b) of Regulation M-A is not required to be included in the Form S-4 with respect to such reports.

The reports on the Chiquita Profit Forecast and the Fyffes Profit Forecast are being prepared at Chiquita’s and Fyffes request solely to satisfy the requirements of the Irish Takeover Rules, which are applicable to the combination because Fyffes is an Irish listed and incorporated company. In accordance with the Irish Takeover Rules, any profit forecast issued by a company involved in a transaction subject to such rules (such as the Chiquita Profit Forecast and the Fyffes Profit Forecast) must include certain attestations regarding the standard of care applied by the company in its preparation of the profit forecast. Importantly, this Irish law requirement applies to any profit forecast issued by a company involved in a transaction subject to such rules, regardless of whether such profit forecast is issued in connection with such transaction. It was solely in response to this requirement of Irish law, which is independent of the combination, that Chiquita requested PricewaterhouseCoopers Ireland and Goldman Sachs to prepare reports on the Chiquita Profit Forecast, and Fyffes requested KPMG and Lazard to prepare reports on the Fyffes Profit Forecast.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 36

The reports on the Chiquita Profit Forecast and the Fyffes Profit Forecast are not an opinion regarding reasonableness or achievability. Instead, these reports will attest solely to the fact that the forecasts, in the judgment of the reporting party, were properly compiled in accordance with the assumptions made by the respective boards of directors and on a basis of accounting consistent with the respective company’s accounting policies. As such, the reports on the Chiquita Profit Forecast and the Fyffes Profit Forecast will not evaluate the accuracy of the forecasts, nor contain any analysis of the combination or the consideration to be paid in the combination. Furthermore, these reports will be prepared independent of publication of the Chiquita Profit Forecast and the Fyffes Profit Forecast and are not being relied on by the boards of directors of Chiquita or Fyffes in recommending that their respective shareholders vote to approve the combination, nor have they been used in connection with determining any of the terms of the combination.

Even though ChiquitaFyffes believes these reports are not materially related to the transaction, and are not within the scope of materials contemplated by Item 4(b) of Form S-4, it is the intention of Chiquita and Fyffes to furnish these reports to the Staff, and, consistent with the Irish Takeover Rules, to mail copies of the reports to their respective shareholders. This approach is consistent with the approach taken by the other companies involved in a transaction subject to the rules of the Irish Takeover Panel (e.g., Eaton/Cooper, Perrigo/Elan and Actavis/Warner Chilcott).

80.	We note that PricewaterhouseCoopers Ireland and Goldman Sachs also provided reports related to the estimated synergies as disclosed in the Merger Benefit Statement section on page 305. Please revise the proxy statement/prospectus based on the above comment with respect to these reports or advise.

ChiquitaFyffes respectfully submits that the reports of PricewaterhouseCoopers Ireland and Goldman Sachs related to the estimated synergies from the combination are not materially related to the combination for the reasons discussed below and, therefore, the information listed in Item 1015(b) of Regulation M-A is not required to be included in the Form S-4 with respect to such reports.

These reports were prepared by PricewaterhouseCoopers Ireland and Goldman Sachs solely to satisfy the requirements of the Irish Takeover Rules, which are applicable to the combination because Fyffes is an Irish listed and incorporated company. In accordance with the Irish Takeover Rules, any statement issued by Chiquita and/or Fyffes regarding the synergies that may result from the combination must include certain attestations regarding the standard of care applied by the company in its preparation of the estimated synergies. It was in response to this requirement of Irish law, that Chiquita requested PricewaterhouseCoopers Ireland and Goldman Sachs to prepare reports related to the synergy estimates prepared by Chiquita and disclosed in the Merger Benefit Statement.

The reports of PricewaterhouseCoopers Ireland and Goldman Sachs on the estimated synergies disclosed in the Merger Benefit Statement attest solely to the fact that the synergy estimates, in the judgment of the reporting party, were prepared by Chiquita with due care and consideration. These reports are not opinions regarding reasonableness or achievability of the estimated synergies and do not relate to the fairness of the terms of the combination or the consideration to be paid to holders of Chiquita common shares or Fyffes ordinary shares.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 37

Furthermore, while the generation of expected operating synergies was a factor that was considered by the Chiquita board of directors in evaluating the proposed combination, the Chiquita board of directors did not rely on the reports of PricewaterhouseCoopers Ireland and Goldman Sachs in evaluating whether to approve the combination. The inclusion of a comprehensive, expertized discussion of the reports of PricewaterhouseCoopers Ireland and Goldman Sachs could be misleading to shareholders by incorrectly suggesting that the Chiquita board of directors’ approval of the combination was based on these reports.

ChiquitaFyffes notes that these reports were furnished to the Commission as exhibits to Fyffes Rule 2.5 announcement which was issued under the Irish Takeover Rules on March 10, 2014 and furnished to the Commission as an exhibit to Chiquita’s Form 8-K dated March 10, 2014.

81.	We note your disclosure that the reports on the Chiquita Profit Forecast are being prepared by (i) PricewaterhouseCoopers Ireland and (ii) Goldman Sachs. We also note that PricewaterhouseCoopers Ireland and Goldman Sachs are required to examine and report in writing on the accounting policies and calculations upon which the Chiquita Profit Forecast has been based. Please note that if an accountant assists in the preparation of a forecast (develops assumptions, prepares underlying feasibility or market studies, uses the accountant’s forecast software, etc.), then we believe that he or she is not deemed to be independent and may not report on the forecast. Please clarify for us the nature of the involvement PricewaterhouseCoopers Ireland had with the Chiquita Profit Forecast including the nature of the report issued and supplementally provide us with a copy of this report. Also, if you will be including these reports with the proxy statement, you are also required to file an appropriate consent to use the report with this registration statement under Item 10(b)(1) of Regulation S-K. Please revise accordingly. Similarly, we note your disclosure on page 304 that KPMG and Lazard have prepared the Fyffes Profit Forecast. Please clarify for us the nature of the involvement KPMG had with the Fyffes Profit Forecast and the nature of any report that was issued based on their examination of the Profit Forecast and supplementally provide us with a copy of this report. We may have further comment upon review of your response.

In response to the Staff’s comment, ChiquitaFyffes notes that the reports on the Chiquita Profit Forecast and the Fyffes Profit Forecast are being prepared at the request of Chiquita and Fyffes, respectively, solely to satisfy the requirements of the Irish Takeover Rules. The Irish Takeover Rules require examinations of, and written reports on, the accounting policies and calculations underlying any profit forecast issued by a company involved in a transaction subject to such rules. Furthermore, the Irish Takeover Rules specifically contemplate that such required examinations and written reports are to be made by the company’s auditors or reporting accountants.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 38

ChiquitaFyffes advises the Staff that PricewaterhouseCoopers Ireland did not assist in the preparation of the financial information contained in the Chiquita Profit Forecast and KPMG did not assist in the preparation of the financial information contained in the Fyffes Profit Forecast. The forecasts are solely the work product of the respective companies. The role of PricewaterhouseCoopers Ireland with respect to the Chiquita Profit Forecast and KPMG with respect to the Fyffes Profit Forecast will consist solely of forming an opinion as to whether the profit forecast was properly compiled in accordance with the assumptions made by the directors of each company and on a basis consistent with each company’s accounting policies and reporting such opinion to the directors and financial advisors of the respective company. In forming such opinions, PricewaterhouseCoopers Ireland and KPMG will evaluate the basis on which the historical information included in the forecasts was prepared, consider whether the forecasts were accurately computed based upon the disclosed assumptions and accounting policies of Chiquita or Fyffes, as applicable, consider whether any assumption necessary for a proper understanding of such forecasts was not disclosed by the management of Chiquita or Fyffes, as applicable, and consider whether any material assumption made by the management of Chiquita or Fyffes, as applicable, appears to be unrealistic. In making these evaluations, PricewaterhouseCoopers Ireland and KPMG will make inquiries of management of Chiquita and Fyffes, respectively, to understand the various elements reflected in the forecasts, the underlying assumptions and the work done to prepare the respective forecasts, and undertake such review as each deems appropriate to provide its opinion, in accordance with the Irish Takeover Rules.

As requested, drafts of the respective reports of PricewaterhouseCoopers Ireland and KPMG are being confidentially provided to the Staff on a supplemental basis. These drafts are expected to be finalized and issued around the date of the effectiveness of the Form S-4. Consistent with the other transactions involving forecasts subject to the Irish Takeover Rules, ChiquitaFyffes does not intend to include the reports as part of the Form S-4. Instead, as noted by ChiquitaFyffes in its response to Comment 79, Chiquita and Fyffes intend to furnish these reports to the Staff, and to mail, as separate documents, copies of the reports to their respective shareholders at the same time as the Proxy Statement and Scheme Document.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 39

Fyffes Profit Forecast, page 303

82.	We note your disclosure that for the fiscal year ended December 31, 2014, Fyffes had projected EBITDA of €30-€35 million. In order to prevent forecasts of only favorable items, we typically believe that a forecast should include forecasted net income. Please revise to include this additional disclosure. Your Chiquita Profit Forecast should be similarly revised in a future amendment.

ChiquitaFyffes advises the Staff that operating profit before interest, tax and amortization (“EBITA”) is a key performance measure that management of Fyffes uses to evaluate the company’s performance against internal budgets and targets and also used by Fyffes investors to track Fyffes year-on-year comparisons of the company’s core financial performance. Additionally, EBITA is the basis on which Fyffes has consistently provided forecasts to the market in recent years. ChiquitaFyffes believes that EBITA is the most meaningful basis of forecasting for its investors, as it measures underlying operating profit.

Furthermore, in 2014, Fyffes expects that EBITA will be equal to the GAAP measure Operating Profit, as the intangible assets of Fyffes were fully amortized in 2013 and, accordingly, Fyffes does not expect to incur any amortization expense in 2014. This €30-€35 million forecast excludes costs incurred in the ongoing combination with Chiquita, which Fyffes estimates will amount to €12.3 million in 2014.

Except for the costs associated with the combination as noted above, ChiquitaFyffes respectfully submits that given Fyffes low leverage and effective tax rate, Fyffes does not expect that 2014 EBITA to be materially more favorable than 2014 net income. ChiquitaFyffes respectfully notes that, for the reasons outlined above, it has not revised the Fyffes Profit Forecast on page 326 of Amendment No. 1 to include forecasted operating profit.

ChiquitaFyffes further advises the Staff that EBITDA and adjusted EBITDA are key performance measures that management of Chiquita uses to evaluate the company’s performance against internal budgets and targets and also used by Chiquita’s investors to track Chiquita’s year-on-year comparisons of the company’s core financial performance. Additionally, analysts use EBITDA in determining their consensus estimates. Net income is a less meaningful performance metric and for Chiquita less relevant from a forecast perspective given that Chiquita’s effective tax rate may vary significantly from period to period given the full tax valuation allowances in the U.S. and certain foreign jurisdictions.

Merger Benefit Statement, page 305

83.	We note your disclosure that the estimate of synergies set out in this document has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) PricewaterhouseCoopers Ireland and (ii) Goldman Sachs. Please explain to us in further detail the nature of the involvement PricewaterhouseCoopers had with the preparation or examination of the synergy statements. We may have further comment upon review of your response.

As noted above, the Irish Takeover Rules require that any statement issued by a company involved in a transaction subject to such rules regarding the synergies that may result from such transaction must include certain attestations regarding the standard of care applied by the company in its preparation of the estimated synergies. ChiquitaFyffes notes that the Irish Takeover Rules specifically contemplate that such attestations are to be made by the company’s reporting accountants. It was in response to this requirement of Irish law, that Chiquita requested PricewaterhouseCoopers Ireland to prepare a report related to the synergy estimates included in the Merger Benefit Statement.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 40

ChiquitaFyffes advises the Staff that PricewaterhouseCoopers Ireland was not involved in the preparation of the synergy estimates, which were prepared by the management of Chiquita, with input from the management of Fyffes. Instead, PricewaterhouseCoopers Ireland’s role was to (1) a review the synergy estimates prepared by Chiquita, and the underlying assumptions made by Chiquita’s management team in the preparation of such estimates, and (2) provide an opinion, in accordance with the Irish Takeover Rules, as to whether, in its judgment, the synergy estimates were prepared with due care and consideration.

Fyffes Audited Financial Statements for the Year Ended December 31, 2013

Group Reconciliation of Net Funds/(Debt), page F-10

84.	We note your inclusion of this reconciliation of net funds/(debt) subsequent to the audited financial statements and prior to the notes to the financial statements. Please explain to us why you believe it is appropriate under IFRS to include this information within your audited financial statements. If you do believe that it is appropriate under the guidance of IFRS to include this information, we believe that the reconciliation should be presented in the notes to the financial statements. In its current presentation it appears to be presented alongside the audited financial statements, but does not appear to be included in the auditor’s report, and we believe that it may be confusing to an investor as to whether this is an audited financial statement. Please advise or revise accordingly.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure on page F-9 of Amendment No. 1 to eliminate the reconciliation of net funds/(debt).

Notes to the Audited Financial Statements

Note 1. Description of the business, basis of presentation and significant accounting policies, page F-11

Business Combinations, page F-13

85.	We note your disclosure that any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in profit or loss. Please explain to us why it appears from the disclosures in Note 21 that your estimate of deferred contingent consideration was revised upwards in 2012 and 2013 to reflect the improved underlying performance of these businesses and you increased goodwill as a result of this change in contingent consideration. Based on your disclosure in Note 1 and the guidance in paragraph 58 of IFRS 3, we would expect that these changes would be reflected as adjustments to the income statement.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 41

ChiquitaFyffes advises the Staff that the revisions to deferred contingent acquisition consideration reported in Note 21 of the audited consolidated financial statements of Fyffes for the years end December 31, 2013 and 2012 relate to acquisitions that pre-dated the revisions to IFRS 3 Business Combinations, which became effective in 2009. (For additional information on these acquisitions, please also see ChiquitaFyffes’ response to Comment 89.) Fyffes accounting policy with respect to acquisitions completed prior to January 1, 2010 was inadvertently omitted from the Registration Statement on Form S-4 filed on April 29, 2014. ChiquitaFyffes notes that under this accounting policy, revisions to deferred contingent acquisition consideration are reflected in goodwill as required by IFRS 3 at that time.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure in Note 1 to the audited consolidated financial statements of Fyffes on page F-13 of Amendment No. 1 to include Fyffes accounting policy with respect to acquisitions completed prior to January 1, 2010.

Note 6. Income Tax, page F-25

86.	We note from the reconciliation of effective tax rate, that the taxation based on Irish corporation tax rate of 12.5% is reduced during 2011, 2012, and 2013 due to differences in tax rates. Please explain to us the nature of these differing tax rates that have resulted in a reduced income tax charge during 2012 and 2013. Also, please explain to us and in Note 6 the nature of the adjustments in respect of prior years that have reduced the income tax charge in 2012 and 2013.

ChiquitaFyffes advises the Staff that Fyffes operates in various jurisdictions worldwide, which have tax rates ranging from 0% to 34%. In particular, Fyffes sources and produces fruit in a number of Central American countries where tax rates are lower than the Irish corporation tax rate of 12.5%. The adjustments to prior years relate to a combination of:

•	differences between the draft year-end tax provisions prepared at the tax accrual stage and the final tax computations which were filed with the tax authorities; and

•	the release of a number of tax provisions relating to matters which were agreed with local tax authorities without any requirement for tax to be paid.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 42

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure in Note 6 of the audited consolidated financial statements of Fyffes on page F-25 of Amendment No. 1 to explain the nature of the adjustments in respect of prior years that reduced Fyffes income tax charge in the years ended December 31, 2012 and 2013.

Note 9. Property Plant and Equipment, page F-28

87.	Please tell us if Fyffes has any assets similar to the cultivations that are recorded as property, plant and equipment in Chiquita’s consolidated financial statements. In this regard, cultivations represent the costs to plant and care for banana plants until such time that the root system can support commercial quantities of the fruit, as well as the costs to build levees, drainage canals and other farm infrastructure to support the banana plants. If so, please tell us how you account for these costs under IFRS and explain how ChiquitaFyffes intends to account for these assets subsequent to the business combination. Please note that if there is a difference in accounting between IFRS and US GAAP, this should be reflected as an adjustment to the pro forma financial statements. Please advise or revise accordingly.

ChiquitaFyffes advises the Staff that unlike Chiquita, Fyffes does not own any banana plantations and therefore does not have an asset category of “cultivations.” Fyffes does own pineapple and melon farms. Production of these product categories differs significantly from bananas and does not require the same type of investment in caring for plants until their root systems can support commercial quantities. Fyffes invests in infrastructure on its pineapple and melon farms, including, to varying degrees, drainage and irrigation systems and roadways. Fyffes capitalizes these infrastructure investments and generally depreciates them over periods similar to the 5-30 year periods used by Chiquita for its cultivations. As a result, there is no difference in the accounting treatment adopted by Fyffes and Chiquita in relation to this asset category.

88.	We note that your disclosure in Note 9 includes disclosures about the fair value of land and buildings, which are measured at fair value on a recurring basis. Please revise to include the disclosures required by paragraphs 91 through 93 of IFRS 13 for those assets measured at fair value on a non-recurring basis, such as tangible and intangible assets that have been impaired during 2012. In particular, please revise to include the fair value measurement at the end of the reporting period for all non-recurring fair value measurements, and the reasons for the measurement. Your disclosure should also include the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2 or 3) and for those categorized within Level 3 of the fair value hierarchy, a description of the valuation processes used by the entity (including, for example, how you decide your valuation policies and procedures and analyses changes in fair value measurements from period to period). Please revise accordingly.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 43

ChiquitaFyffes notes that IFRS 13 became effective for annual periods commencing on or after January 1, 2013 and is not applicable to periods commencing prior to that date. Accordingly, ChiquitaFyffes respectfully submits that the disclosure requirements of IFRS 13 were not applicable to comparative information relating to periods commencing prior to January 1, 2013, including the year ended December 31, 2012. Fyffes has applied IFRS 13 prospectively from January 1, 2013 and did not apply IFRS 13 to earlier periods. Accordingly Fyffes did not apply the disclosure requirements of IFRS 13 to tangible and intangible assets that were impaired in the year ended December 31, 2012 or in earlier periods. The tangible assets that were measured on a non-recurring basis at December 31, 2012 were disposed of in 2013, giving rise to no gain or loss on disposal. There were no other tangible or intangible assets measured at fair value on a non-recurring basis at December 31, 2013 and, as a result, ChiquitaFyffes respectfully submits that no disclosures pursuant to paragraphs 91 through 93 were required for such period.

For the avoidance of doubt, ChiquitaFyffes notes that the €674,000 impairment charge in respect of land and buildings recognized by Fyffes in the year ended December 31, 2012 and shown in the table in Note 9 arose as part of the recurring fair value review of all property assets carried out in late 2012. This fair value review gave rise to an impairment test on the carrying value of a small farming business which had been underperforming and resulted in a write-down of its assets to their estimated recoverable amount. The total impairment charge related to this write-down recognized on Fyffes income statement for the year ended December 31, 2012 was €3,271,000, including property assets of €674,000, plant and equipment of €2,561,000 and motor vehicles of €36,000.

Although ChiquitaFyffes believes that the disclosure requirements of paragraphs 91 to 93 of IFRS 13 are not applicable to the charges related to the impairment of tangible and intangible assets that were recognized in the Fyffes income statement in the year ended December 31, 2012, ChiquitaFyffes has revised its disclosure on page F-28 of Amendment No. 1 to provide additional information about such impairment charges.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 44

Note 24. Acquisitions, disposals and terminations, page F-41

89.	We note your disclosure that in 2013 you purchased the final 20% of Sol Marketing Company Inc. by means of final payment of deferred contingent consideration. We also note that you had accounted for 100% of the profits and net assets of this business since the acquisition of the initial 60% of the equity in 2008, as the purchase agreement included a put and call option in respect of the remaining equity. Please clarify for us how you accounted for this investment prior to the purchase of the 20% interest in 2013, including whether or not you recognized non-controlling interest related to this investment. Please also explain in further detail why the existence of the put and call option for the remaining equity in this entity resulted in your accounting for 100% of the profits and net assets of this entity since 2008. In addition, tell us and explain in Note 24 how the purchase of the 20% interest in 2013 was accounted for in Fyffe’s consolidated financial statements.

ChiquitaFyffes advises the Staff that Fyffes entered into an agreement in January 2008 to acquire a number of connected companies including Sol Group Marketing Company Inc. Under this agreement, Fyffes initially acquired 60% of the equity of these companies but under the terms of a put and call option, it committed to acquire the remaining 40% of the equity in subsequent years. The existence of the put and call option meant there was certainty that the acquisition of the remaining equity would be completed. The consideration for the remaining equity was based on an earn-out formula linked to the performance of these entities. As a result, under IFRS the appropriate accounting treatment for the acquisition of these companies was to consolidate 100% of the profits and net assets from the date of the initial acquisition and to recognize the estimated additional deferred contingent consideration payable as a liability. In accordance with IFRS, no non-controlling interest was recognized in respect of these acquisitions. The purchase of the remaining equity in these companies (20% in 2011 and 20% in 2013) was accounted for as a reduction in the deferred contingent consideration liability on the balance sheet.

In response to the Staff’s comment, ChiquitaFyffes has revised its disclosure in Note 24 of the audited consolidated financial statements of Fyffes on page F-40 of Amendment No. 1 to include an explanation of how Fyffes accounted for the purchase of the final 20% of the equity in 2013.

As noted in the response to Comment 85, above, because this acquisition pre-dated the revisions to IFRS 3 in 2009, subsequent changes in the estimated deferred consideration payable were accounted for as adjustments to goodwill and were not recognized on the income statement.

Chiquita Form 10-K for the Fiscal Year Ended December 31, 2013

Statements of Income, page 23

90.	We note from your disclosure on page 11 of MD&A that “other income” in 2013 primarily relates to a net gain on the sale of a European healthy snacking business. In light of the fact that the gain on this sale appears to be $1 million, please provide us with details of the nature of the remaining amounts recognized as “other income” in 2013.

Other income (expense), net amounted to $3,522 thousand in 2013 and in addition to the approximately $1 million gain on the sale of Chiquita’s European healthy snacking business, this balance includes approximately $600 thousand gain on sale of available-for-sale investment (disclosed in Note 17 on page 60 of Exhibit 13 to the Form 10-K) and an approximately $1.9 million net gain related to the resolution of certain of Chiquita’s Italian customs and tax cases (discussed in Note 19). There were no other significant offsetting items of expense included in other income (expense), net.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 45

Statements of Cash Flows, page 27

91.	We note that in the statement of cash flows, cash provided by operating cash activities includes a line item titled “other” which is significant in amount to operating cash flow for 2013 and 2012. Please explain to us the nature of the amounts included in this “other” line item in 2013 and 2012.

The Other line within the cash provided by operating activities section of Chiquita’s statement of cash flows is an accumulation of numerous items that have not reached a significance level to warrant disclosure separately on the cash flow statement. The nature of the primary items within this Other line include: foreign exchange gain (loss), change in Chiquita’s long term receivable balances including deposits on Italian customs and tax cases, deferred financing fee amortization and write-offs, inventory and asset write-offs and gains and losses on property, plant and equipment, changes to allowance for doubtful accounts and changes related to the deferred compensation plan.

In future filings, Chiquita will continue to review the detail of the items comprising other line items and evaluate whether any individual amounts reaching a significance level that warrant separate presentation or disclosure.

Notes to the Financial Statements

Note 9. Accounts Payable and Accrued Liabilities, page 39

92.	We note that your accrued liabilities consist of payroll and employee benefit costs of $48.3 million, and “other” of $109.77 million. Please separately disclose the nature and amount of each type of accrued expense that is greater than 5% of total current liabilities. See guidance outlined in Rule 5-02(20) of Regulation S-X.

Total current liabilities at December 31, 2013 were $408.6 million, with 5% representing $20.4 million. No individual item within payroll and employee benefit costs, (which is comprised of salaries, benefits, bonus, taxes, vacation pay and other insignificant items) or within “other”, exceeded the 5% threshold of $20.4 million.

Note 12. Fair Value Measurements, page 47

93.	We note your disclosure in Note 12 includes a table summarizing assets and liabilities measured at fair value on a recurring basis. Please revise to include the disclosures required by ASC 820-10-50-2 for assets and liabilities measured at fair value on a non-recurring basis, such as the trademarks and goodwill impaired in 2012.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 46

Assets and liabilities measured at fair value on a non-recurring basis that are applicable to Chiquita include long-lived assets, trademarks and goodwill. Chiquita includes disclosure of these items in the last paragraph of Note 12 as follows (emphasis added):

“Fair value measurements of benefit plan assets included in net benefit plan liabilities are based on quoted market prices in active markets (Level 1) or quoted prices in inactive markets (Level 2). The carrying amounts of cash and equivalents, accounts receivable, other receivables including current and noncurrent finance receivables and accounts payable approximate fair value. Level 3 fair value measurements are used in the impairment reviews of goodwill and intangible assets, which take place annually during the fourth quarter, or as circumstances indicate the possibility of impairment. Level 3 fair value measurements are also used in measuring impairments related to long-lived assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.”

Additionally, included in Note 1 — Summary of Significant Accounting Policies, additional disclosure is provided regarding fair value of trademarks and goodwill:

“GOODWILL, TRADEMARKS AND INTANGIBLE ASSETS”

“Impairment reviews comparing fair value to carrying value are highly judgmental and involve the use of significant estimates and assumptions, which determine whether there is potential impairment and the amount of any impairment charge recorded. Fair value assessments involve estimates of discounted cash flows that are dependent upon discount rates and long-term assumptions regarding future sales and margin trends, market conditions and cash flow. Actual results may differ from these estimates. Fair value measurements used in the impairment reviews of goodwill and intangible assets are Level 3 measurements, as described in Note 12. See further information about the company’s policy for fair value measurements below under “Fair Value Measurements” and in Note 12.”

In an effort to ensure our presentation is clear to the reader, in future filings, we will review the fair value presentation to determine if the table format should be changed or enhanced.”

Note 15. Income Taxes, page 55

94.	We note your disclosure that income before taxes attributable to foreign operations was $86 million, $38 million and $11 million in 2013, 2012 and 2011, respectively. Please revise to disclose both the domestic and foreign components of income (loss) before income tax in this note. See guidance in Rule 4-08(h) of Regulation S-X.

As the face of the consolidated statements of income includes a subtotal for total consolidated income before taxes for 2013, 2012 and 2011, Chiquita believes this information, along with the disclosure provided of income before taxes attributable to foreign operations included in the note disclosures provided, allows the reader to calculate the income before taxes attributable to domestic operations.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 47

However, in future filings, Chiquita will revise its disclosures to provide both income before taxes attributable to foreign and domestic operations.

95.	We note from the income tax (expense) benefit reconciliation, that the impact of foreign operations had a significant effect on the income tax expense recognized in the financial statements in 2013. Please identify for us the countries that contribute to this amount. We believe that if a significant amount of your profits are generated in countries with significantly low tax rates (such as Ireland), this fact should be disclosed. Please advise or revise accordingly.

Chiquita does not currently have operations in Ireland. In recent years, Chiquita’s foreign operations have had a more significant effect on the consolidated income tax expense recognized in the financial statements as Chiquita has significant net operating losses and full valuation allowances against the related deferred tax assets in the U.S.

The last table in Note 15, Income Taxes on page 58 of Exhibit 13 to the Form 10-K, provides disclosures of tax years that are open for audit, but also discloses our major tax jurisdictions. Additionally, at the bottom of page 56, we further disclose that “The company’s overall effective tax rate may also vary significantly from period to period due to the level and mix of income among domestic and foreign jurisdictions and the creation or release of valuation allowance. Many of these foreign jurisdictions have tax rates that are lower than the U.S. statutory rate, and the company continues to maintain full valuation allowances on deferred tax assets in some of these foreign jurisdictions.” Chiquita also has significant operations in Switzerland, however it currently has net operating losses and full valuation allowances against the related deferred tax assets.

In future filings, Chiquita will evaluate whether any individual disclosures by country would be required.

96.	We note the disclosure in the first paragraph on page 57 which indicates that the 2012 income tax expense includes $4 million of out of period adjustment expense. We further note that the company does not believe the error was material to any prior or current year financial statements. Please explain to us in further detail the nature of the $4 million out of period adjustment to your income tax expense that was recognized during 2012 and explain the period or periods to which this adjustment relates. In a related matter, please explain in further detail why you do not believe this error was material to any of your prior year financial statements.

The disclosed $4 million out of period tax adjustments were identified and corrected in the first and fourth quarter of 2012 and related to errors previously made in certain foreign tax calculations. The out of period tax adjustments primarily related to 2011 and 2010.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 48

In Chiquita’s March 31, 2012 Form 10-Q, Chiquita disclosed the following on page 16 (emphasis added): “In the first quarter of 2012, the difference in the overall effective tax rate from the U.S. statutory rate is due to the mix of earnings and losses in various jurisdictions, as well as discrete tax items, including a $2 million out of period adjustment relating to 2011. The company does not believe the error was material to any prior or current year financial statements.”

Additionally, in Chiquita’s 2012 Form 10-K, page 57 of Exhibit 13, Chiquita included the following disclosure, “The 2012 income tax expense also includes $4 million of out of period adjustment expense. The company does not believe the error was material to any prior or current year financial statements.”

In evaluating materiality, Chiquita reviews the guidance in SEC Staff Accounting Bulletin No. 99 (“SAB 99”) and FASB Accounting Standards Codification 250 - Accounting Changes and Error Corrections (“ASC 250”).

Under SAB 99, Chiquita analyzes both the quantitative benchmarks for materiality and qualitative analysis of all relevant considerations to assess a matter as material if there is “a substantial likelihood that a reasonable person would consider it important.”

Quantitatively Chiquita evaluates the out of period adjustments against a number of metrics including,

•	income from continuing operations;

•	EPS from continuing operations;

•	pre-tax income; and

•	Adjusted EBITDA.

Under our qualitative analysis, Chiquita considers whether the misstatements:

•	were intentional;

•	affect the company’s or its segments’ historical trend of earnings/losses;

•	mask a changing trend in the periods affected;

•	cause the company’s or its segments results to change from income to a loss, or from a loss to income other than in certain instances where results are break-even;

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 49

•	affect the company’s compliance with regulatory requirements;

•	involve concealment of an unlawful transaction;

•	affect debt covenant compliance for current, future or prior periods;

•	affect whether the company met or did not meet analyst expectations;

•	affect reasonable judgment of data in other statements or related footnote disclosures;

•	affect trends or expectations of full-year segment results; and

•	affect management’s compensation.

Additionally, ASC 250, paragraph 45-27 states, “In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

Based on the quantitative and qualitative analysis performed by the company, Chiquita did not consider these out-of-period tax errors, or their current period correction, to be material to the results of the annual period in which they were identified and recorded, 2012, or the annual periods of origination, 2011 and 2010 and did not affect the trend of earnings. For the full year 2012 and 2011 the effect of these out-of period adjustments was less than 1% and less than 2% of net income (loss), respectively. However, as noted, Chiquita did conclude that disclosure of the adjustments when recorded was appropriate.

97.	We note from the income tax (expense) benefit reconciliation, that in 2013 there was a significant impact on the income tax expense due to a change in tax rates primarily in Switzerland. Please explain to us and revise to disclose the nature of this change in tax rate, including when the change in tax rate became effective.

At the end of 2012, a Swiss tax ruling applicable to Chiquita expired and did not get renewed by the tax authorities in 2013. This resulted in a higher statutory tax rate and as a result decreased our Swiss deferred tax asset. However as disclosed in note 1 to the tax rate reconciliation table, the impact of the change to the deferred tax asset was offset by a corresponding change in the valuation allowance. Therefore, this tax rate change had no impact on our income tax expense.

In future filings, Chiquita will revise to add the nature and make the disclosure more prominent (versus a footnote to the table) that there was no significant impact to Chiquita’s income tax expense as a result of this statutory tax rate change.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 50

Note 20. Supplemental Consolidating Financial Information, page 68

98.	We note your disclosure that in connection with the issuance of the 7.875% Notes, certain of your domestic subsidiaries fully, unconditionally, jointly, and severally guaranteed the payment obligations under the notes. We also note that you have disclosed supplemental condensed consolidating financial information under Rule 3-10(f) of Regulation S-X. Please tell us, and revise to disclose if these guarantor subsidiaries are 100% owned subsidiaries of the parent.

The Guarantor Subsidiaries are 100% owned direct and indirect subsidiaries of Chiquita Brands L.L.C., who is 100% owned by CBII. In future filings, Chiquita will include this information in the supplemental condensed consolidating financial information Note.

Note 21. Quarterly Financial Data (Unaudited), page 79

99.	We note your disclosure of out of period tax adjustments that were recorded during certain quarterly periods in 2013 and 2012. We also note that certain of these adjustments, such as those made to the second and fourth quarters of 2013 and the second quarter of 2012, appear to be material to net income in those quarters. Please tell us why these adjustments were made in the applicable quarter, including an explanation of how you identified the error. Also, please revise Note 21 to discuss the nature of any other unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the impairment charges to goodwill and trademarks and restructuring charges made during 2012. Refer to the disclosure requirements outlined in Item 302(a)(3) of Regulation S-K.

Chiquita identified and recorded a $3 million adjustment related to sales rebates which were primarily caused by errors in the calculation and tracking of these rebates. Approximately $2 million of the adjustment related to the second quarter of 2012 and $1 million related to 2011.

During the second quarter of 2013 and the preparation of certain statutory accounts, Chiquita identified intercompany interest income and expense that should have been recorded on certain foreign intercompany receivable and payable balances that had accumulated over a period of several years. During the second quarter, intercompany interest income and interest expense was recognized in each respective jurisdiction. In one of Chiquita’s foreign jurisdiction, the additional interest expense relating to prior years will be tax deductible, therefore an income tax benefit was recognized in the second quarter of 2013, which related primarily to the years 2012 and 2011.

During the fourth quarter of 2013 as part of Chiquita’s review of foreign jurisdictions year-end tax provisions and balance sheet accounts, Chiquita discovered certain book-tax differences in one of its local foreign entity’s statutory ledgers versus its U.S. GAAP ledgers. This resulted in an out of period income tax expense adjustment in the fourth quarter of 2013 which related to 2012 and prior years.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 51

In evaluating materiality, Chiquita reviews the guidance in SEC Staff Accounting Bulletin No. 99 (“SAB 99”) and FASB Accounting Standards Codification 250 - Accounting Changes and Error Corrections (“ASC 250”).

Under SAB 99, Chiquita analyzes both the quantitative benchmarks for materiality and qualitative analysis of all relevant considerations to assess a matter as material if there is “a substantial likelihood that a reasonable person would consider it important.”

Quantitatively Chiquita evaluates the out of period adjustments against a number of metrics including,

•	income from continuing operations;

•	EPS from continuing operations;

•	pre-tax income; and

•	Adjusted EBITDA.

Under our qualitative analysis, Chiquita considers whether the misstatements:

•	were intentional;

•	affect the company’s or its segments’ historical trend of earnings/losses;

•	mask a changing trend in the periods affected;

•	cause the company’s or its segments results to change from income to a loss, or from a loss to income other than in certain instances where results are break-even;

•	affect the company’s compliance with regulatory requirements;

•	involve concealment of an unlawful transaction;

•	affect debt covenant compliance for current, future or prior periods;

•	affect whether the company met or did not meet analyst expectations;

•	affect reasonable judgment of data in other statements or related footnote disclosures;

•	affect trends or expectations of full-year segment results; and

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 52

•	affect management’s compensation.

Additionally, ASC 250, paragraph 45-27 states, “In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

These out of period adjustments were identified and recorded in the periods indicated. Although certain adjustments may appear to be quantitatively significant to the results of a quarter on a net income basis, the quantitative analysis is only one part of Chiquita’s materiality analysis. During certain quarters that have a low level of income or loss, Chiquita does not believe that percentages are a conclusive measure of materiality, but rather should be considered as an element of the overall qualitative analysis performed. Chiquita believes percentages of annual results are a more significant quantitative measure when compared to an interim period result that is near breakeven.

For the second and fourth quarters of 2013 and the second quarter of 2012, the effect of out-of period adjustments recorded was approximately 14%, 12% and 67% of net income (loss), respectively. However, for the full year 2013, 2012 and 2011 the effect of out-of period adjustments was less than 2%, less than 1% and less than 2% of net income (loss), respectively. Based on Chiquita’s quantitative and qualitative factors analyzed as described above, as well as considering the guidance in ASC 250, Chiquita concluded that these out-of-period errors although appearing quantitatively significant in the interim period in which they were identified and recorded, were not material qualitatively, and were not material quantitatively or qualitatively to the annual periods in which they were recorded, or to the annual or interim periods from which they originated. However, Chiquita did conclude that disclosure of the out-of-period correction was appropriate.

Regarding the Staff’s comment regarding disclosing unusual or infrequent items in Note 21, Quarterly Financial Data (unaudited), the more significant unusual or infrequent items relate primarily to 2012 with the relocation and restructuring charges and impairment charges (goodwill and trademark). These amounts are fully described in the notes to the financial statements and separately disclosed on the consolidated statements of income. In future filings, Chiquita will revisit this footnote to provide cross references to the significant unusual or infrequent items to prevent duplication.

Mr. Donald Field Division of Corporation Finance Securities and Exchange Commission June 12, 2014 Page 53

Chiquita Form 8-K filed March 10, 2014

100.	We note your disclosure that the agreement with Fyffes creates a global banana and other fresh produce company with approximately $4.6 billion in annual revenues. We also note your disclosure that this amount represents pro-forma combined 2013 revenue which includes the share of revenue of Fyffes joint ventures of $342 million. This disclosure of pro forma revenue which includes joint venture revenue, represents a non-GAAP financial measure and, in light of the guidance in Regulation G, it appears that presentation of this combined pro forma revenue amount is not appropriate. In this regard, we believe that this non-GAAP financial measure cannot be reconciled, as required by Regulation G, because the revenues of the joint ventures are not reflected in the historical or pro forma financial statements. Generally, non-GAAP financial measures exclude one or more “non-recurring” items or can be calculated using elements derived from financial presentations. Please revise to remove this disclosure throughout the Form 8-K.

ChiquitaFyffes respectfully submits that the exemption from Regulation G for disclosure of non-GAAP financial measures made in communications that are subject to Rules 425, 14a-12 or 14d-2(b)(2) is applicable to the non-GAAP financial measure referenced above. The non-GAAP financial measure referenced above was contained in an exhibit to a Form 8-K furnished with the Commission under Item 7.01 of Form 8-K on March 10, 2014 (the “March 10 8-K”), which, in accordance with General Instruction B.2 of Form 8-K, is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or deemed to be incorporated by reference in any filing under the Securities Act of 1933. In accordance with General Instruction A.2 of Form 8-K, Chiquita used the March 10 8-K to satisfy its filing obligations under Rule 425, by checking the appropriate box on the cover page of the Form 8-K.

****

If you have additional questions or require any additional information with respect to the Form S-4 or this letter, please do not hesitate to contact me at (212) 735-2218 or david.friedman@skadden.com or my colleague, John Nelson at (312) 407-0607 or john.nelson@skadden.com.

Very truly yours,

/s/ David J. Friedman
David J. Friedman

Cc: Brian W. Kocher
Principal Executive Officer
ChiquitaFyffes Limited

James E. Thompson
Secretary
ChiquitaFyffes Limited